Filed pursuant to Rule 424(b)(5)
Registration No. 333-148698

PROSPECTUS SUPPLEMENT

(To Prospectus dated January 31, 2008)

Subscription Rights to Purchase up to 5,319,148 Shares

of Common Stock at $6.58 per Full Share

We are distributing, at no charge, to holders of our common stock non-transferable subscription rights to purchase up to 5,319,148 shares of our common stock. You will receive one subscription right for each whole share of common stock owned at 5:00 p.m., local time, on February 11, 2008, the record date.

Each subscription right will entitle you to purchase 0.28121 shares of our common stock at a subscription price of $6.58 per full share, which we refer to as the basic subscription privilege. The per share price was determined by a pricing committee of our board of directors and represents the average of the closing sales prices of our common stock for the 10 trading days ending on February 8, 2008, less a 10% discount. If you fully exercise your basic subscription privilege and other shareholders do not fully exercise their basic subscription privileges, you will be entitled to exercise an over-subscription privilege to purchase a portion of the unsubscribed shares of our common stock at the same subscription price of $6.58 per full share. To the extent you properly exercise your over-subscription privilege for an amount of shares that exceeds the number of the unsubscribed shares available to you, any excess subscription payments received by the subscription agent will be returned, without interest, as soon as practicable.

The subscription rights will expire if they are not exercised by 5:00 p.m., local time, on March 10, 2008, unless we extend the rights offering period. If any subscription rights (including any over-subscriptions) remain unexercised after the expiration of the rights offering, two of our existing shareholders, including one member of our board of directors and one member of the board of directors of a subsidiary bank, pursuant to a standby purchase agreement entered into among these shareholders and us, will be deemed to have exercised those subscription rights immediately prior to the expiration of the rights offering. Subject to certain conditions, the standby purchasers will purchase, at the subscription price of $6.58 per full share, the shares of our common stock issuable pursuant to the unexercised subscription rights up to a maximum of $18 million (this amount includes the exercise of their basic subscription rights).

You should carefully consider whether to exercise your subscription rights prior to the expiration of the rights offering. All exercises of subscription rights are irrevocable. Our board of directors is making no recommendation regarding your exercise of the subscription rights. The subscription rights may not be sold, transferred or assigned and will not be listed for trading on The Nasdaq Global Select Market or any stock exchange or market or on the OTC Bulletin Board.

Our board of directors, excluding the director who is also a standby purchaser, may cancel the rights offering at any time prior to the expiration of the rights offering for any reason. In the event the rights offering is cancelled, all subscription payments received by the subscription agent will be returned, without interest, as soon as practicable.

The shares of common stock are being offered directly by us without the services of an underwriter or selling agent.

Shares of our common stock are traded on The Nasdaq Global Select Market under the ticker symbol “SBKC.” On February 11, 2008, the closing sales price for our common stock was $7.10 per share. The shares of common stock issued in this rights offering will also be listed on The Nasdaq Global Select Market under the same ticker symbol.

The exercise of your subscription rights for shares of our common stock involves risks. See “ Risk Factors” beginning on page S-15 of this prospectus supplement, page 2 of the accompanying prospectus and the documents incorporated by reference in this prospectus supplement, to read about important factors you should consider before exercising your subscription rights.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

These securities are not savings accounts, deposits or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this prospectus supplement is February 12, 2008.

PROSPECTUS SUPPLEMENT

PROSPECTUS

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using the shelf registration process. Under the shelf registration process, we may offer from time to time shares of common stock, depositary shares, senior debt securities, subordinated debt securities, rights, purchase contracts, warrants, units or any combination of the foregoing securities. In the accompanying prospectus, we provide you with a general description of the securities we may offer from time to time under our shelf registration statement. In this prospectus supplement, we provide you with specific information about the subscription rights that we are distributing to you in this rights offering. Both this prospectus supplement and the accompanying prospectus include important information about us, the subscription rights, our common stock and other information you should know before exercising your subscription rights. This prospectus supplement also adds, updates and changes information contained in the accompanying prospectus. You should read this prospectus supplement and the accompanying prospectus, as well as additional information described under the “Incorporation of Certain Information by Reference” on page ii of the accompanying prospectus, before exercising your subscription rights.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. The information contained in this prospectus supplement and the accompanying prospectus is accurate only as of the date of each document regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or any exercise of the subscription rights. In case there are any differences or inconsistencies between this prospectus supplement, the accompanying prospectus and the information incorporated by reference, you should rely on the information in the document with the latest date. Our business, financial condition, results of operations and prospects may have changed since those dates. We are not making an offer of these securities in any state or jurisdiction where the offer is not permitted.

Unless the context indicates otherwise, all references in this prospectus supplement to we, our and us, or the company refer to Security Bank Corporation, and our subsidiaries, Security Bank of Bibb County, Security Bank of North Metro, Security Bank of North Fulton, Security Bank of Houston County, Security Bank of Jones County, Security Bank of Gwinnett County, CFS Wealth Management, LLC and Fairfield Financial Services, Inc., a subsidiary of Security Bank of Bibb County; except that in the discussion of our rights and capital stock and related matters these terms refer solely to Security Bank Corporation and not to any of our subsidiaries.

QUESTIONS AND ANSWERS RELATING TO THE RIGHTS OFFERING

What is the rights offering?

We are distributing, at no charge, to holders of our common stock non-transferable subscription rights to purchase shares of our common stock. You will receive one subscription right for each share of common stock you owned as of 5:00 p.m., local time, on February 11, 2008, the record date. The subscription rights will be evidenced by rights certificates. Each subscription right will entitle the holder to a basic subscription privilege and an over-subscription privilege.

What is the basic subscription privilege?

The basic subscription privilege of each subscription right gives our shareholders the opportunity to purchase 0.28121 shares of our common stock at a subscription price of $6.58 per full share. We have granted to you, as a shareholder of record as of 5:00 p.m., local time, on the record date, one subscription right for each share of our common stock you owned at that time. For example, if you owned 100 shares of our common stock as of 5:00 p.m., local time, on the record date, you would receive 100 subscription rights and would have the right to purchase 28.12 shares of common stock (rounded down to 28 shares, with the total subscription payment being adjusted accordingly, as discussed below) for $6.58 per full share with your basic subscription privilege. You may exercise the basic subscription privilege of any number for your subscription rights, or you may choose not to exercise any subscription rights at all.

If you hold your shares in the name of a broker, custodian bank, dealer or other nominee who uses the services of the Depository Trust Company (DTC), DTC will issue one subscription right to the nominee for each share of our common stock you own at the record date. The basic subscription privilege of each subscription right can then be used to purchase 0.28121 shares of common stock for $6.58 per full share. As in the example above, if you owned 100 shares of our common stock on the record date, you would receive 100 subscription rights and would have the right to purchase 28.12 shares of common stock (rounded down to 28 shares, with the total subscription payment being adjusted accordingly, as discussed below) for $6.58 per full share with your basic subscription privilege.

Fractional shares of our common stock resulting from the exercise of the basic subscription privilege will be eliminated by rounding down to the nearest whole share, with the total subscription payment being adjusted accordingly. Any excess subscription payments received by the subscription agent will be returned, without interest, as soon as practicable.

What is the over-subscription privilege?

In the event that you purchase all of the shares of our common stock available to you pursuant to your basic subscription privilege, you may also choose to purchase a portion of any shares of our common stock that are not purchased by our shareholders through the exercise of their basic subscription privileges. The maximum number of shares of our common stock that could be purchased by you pursuant to your over-subscription privilege will be determined according to the following formula based on your percentage ownership of our outstanding common stock as of 5:00 p.m., local time, on the record date: total number of unsubscribed shares multiplied by your ownership percentage of our outstanding common stock at the record date. For example, if you owned 2% of our outstanding common stock on the record date and you properly exercised your basic subscription privilege in full, you may purchase up to 2% of the unsubscribed shares with your over-subscription privilege.

In order to properly exercise your over-subscription privilege, you must deliver the subscription payment related to your over-subscription privilege prior to the expiration of the rights offering. Because we will not know the total number of unsubscribed shares prior to the expiration of the rights offering, if you wish to maximize the number of shares you purchase pursuant to your over-subscription privilege, you will need to deliver payment in an amount equal to the aggregate subscription price for the maximum number of shares of our common stock available to you, assuming that no shareholder other than you and the standby purchasers (who have agreed to exercise their basic subscription privileges in full) have purchased any shares of our common stock pursuant to their basic subscription privilege. See “The Rights Offering—The Subscription Rights—Over-Subscription Privilege.”

Fractional shares of our common stock resulting from the exercise of the over-subscription privilege will be eliminated by rounding down to the nearest whole share, with the total subscription payment being adjusted accordingly. Any excess subscription payments received by the subscription agent will be returned, without interest, as soon as practicable.

What is the role of the standby purchasers in this offering?

In connection with the rights offering, we have entered into a standby purchase agreement with Jonathan W. Been and Benjamin W. Griffith, III, who we refer to collectively as the standby purchasers. Of these individuals, one of them is a member of our board of directors and one is a member of the board of directors of a subsidiary bank, and they have agreed to purchase up to an aggregate of $18 million in common stock. This amount includes the exercise of their basic subscription rights, representing approximately $1.99 million. Subject to certain conditions, the standby purchase agreements obligates us to sell, and requires the standby purchasers to purchase from us all of the shares purchasable with their basic subscription privileges. Each of the standby purchasers has agreed not to exercise its over-subscription privilege in any amount. In addition, the standby purchase agreement obligates us to sell, and requires the standby purchasers to purchase from us, shares of our common stock, up to approximately $16.01 million under their standby commitment, which added together with the exercise of their basic subscription privileges satisfies their $18 million total commitment. The price per full share paid by the standby purchasers for such common stock will be equal to the subscription price paid by our shareholders in the rights offering. See “The Rights Offering—Standby Commitments” and “Plan of Distribution.”

Why are we conducting the rights offering?

We are conducting the rights offering to raise capital to maintain our various bank subsidiaries within well-capitalized regulatory limits and to retain the remaining net proceeds at our holding company for general corporate purposes, including the repayment of outstanding indebtedness. We believe that the rights offering will strengthen our financial condition by providing us with additional capital.

How was the $6.58 per full share subscription price determined?

We established a pricing committee, comprised of independent members of our board of directors, who are not acting as standby purchasers. In determining the subscription price, the pricing committee considered a number of factors, including: the price at which our shareholders might be willing to participate in the rights offering, historical and current trading prices for our common stock, the need for liquidity and capital and the desire to provide an opportunity to our shareholders to participate in the rights offering on a pro rata basis. In conjunction with its review of these factors, the pricing committee also reviewed a range of discounts to market value represented by the subscription prices in various prior rights offerings of public companies. The subscription price was established at a price of $6.58 per full share, which represents the average of the closing sales prices of our common stock for the 10 trading days ending on February 8, 2008, less a 10% discount. The subscription price is not necessarily related to our book value, net worth or any other established criteria of value and may or may not be considered the fair value of our common stock to be offered in the rights offering.

Am I required to exercise all of the subscription rights I receive in the rights offering?

No. You may exercise any number of your subscription rights, or you may choose not to exercise any subscription rights. However, if you choose not to exercise your subscription rights in full, the relative percentage of our common stock that you own will decrease, and your voting and other rights will be diluted. In addition, if you do not exercise your basic subscription privilege in full, you will not be entitled to participate in the over-subscription privilege.

How soon must I act to exercise my subscription rights?

The subscription rights may be exercised at any time beginning on the date of this prospectus supplement and prior to the expiration of the rights offering, which is March 10, 2008, at 5:00 p.m., local time. If you elect to exercise any rights, the subscription agent must actually receive all required documents and payments from you prior to the expiration of the rights offering. Although we have the option of extending the expiration of the rights offering up to 15 days, we currently do not intend to do so.

May I transfer my subscription rights?

No. You may not sell or transfer your subscription rights to anyone.

Are we requiring a minimum subscription to complete the rights offering?

No. We are not requiring a minimum subscription to complete the rights offering.

Can our board of directors extend, cancel or amend the rights offering?

Yes. We have the option to extend the rights offering and the period for exercising your subscription rights for a period not to exceed 15 days, although we do not presently intend to do so. Our board of directors, excluding the director who is also a standby purchaser, may cancel the rights offering at any time prior to the expiration of the rights offering for any reason. In the event that the rights offering is cancelled, all subscription payments received by the subscription agent will be returned, without interest, as soon as practicable. We also reserve the right to amend or modify the terms of the rights offering.

Has our board of directors made a recommendation to our shareholders regarding the rights offering?

Our board of directors is making no recommendation regarding your exercise of the subscription rights. Shareholders who exercise subscription rights risk investment loss on new money invested. We cannot assure you that the market price for our common stock will be above the subscription price or that anyone purchasing shares at the subscription price will be able to sell those shares in the future at the same price or a higher price. You are urged to make your decision based on your own assessment of our business and the rights offering. Please see “Risk Factors” for a discussion of some of the risks involved in investing in our common stock.

What will happen if I choose not to exercise my subscription rights?

If you do not exercise any subscription rights, the number of shares of our common stock you own will not change; however, due to the fact that shares will be purchased by other shareholders and the standby purchasers, pursuant to their obligations under the standby purchase agreement to purchase up to an aggregate of $18 million of our common stock issuable as a result of unexercised subscription rights prior to the expiration of the rights offering, your percentage ownership of our company will be diluted after the completion of the rights offering and the closing of the transactions contemplated by the standby purchase agreement.

How do I exercise my subscription rights? What forms and payment are required to purchase the shares of our common stock?

If you wish to participate in the rights offering, you must take the following steps:

•	deliver payment to the subscription agent using the methods outlined in this prospectus supplement before 5:00 p.m., local time, on March 10, 2008; and

•	deliver a properly completed rights certificate to the subscription agent before 5:00 p.m., local time, on March 10, 2008.

If you cannot deliver your rights certificate to the subscription agent prior to the expiration of the rights offering, you may follow the guaranteed delivery procedures described under “The Rights Offering—Guaranteed Delivery Procedures.”

If you send a payment that is insufficient to purchase the number of shares you requested, or if the number of shares you requested is not specified in the forms, the payment received will be applied to exercise your subscription rights to the full extent possible based on the amount of the payment received, subject to the elimination of fractional shares.

What should I do if I want to participate in the rights offering, but my shares are held in the name of my broker, dealer, custodian bank or other nominee?

If you hold your shares of common stock in the name of a broker, dealer, custodian bank or other nominee, then your broker, dealer, custodian bank or other nominee is the record holder of the shares you own. The record holder must exercise the subscription rights on your behalf for the shares of common stock you wish to purchase.

If you wish to purchase shares of our common stock through the rights offering, please promptly contact your broker, dealer, custodian bank or other nominee as record holder of your shares. We will ask your record holder to notify you of the rights offering. You should complete and return to your record holder the form entitled “Beneficial Owner Election Form.” You should receive this form from your record holder with the other rights offering materials.

When will I receive my new shares?

If you purchase shares of our common stock through the rights offering, you will receive your new shares as soon as practicable after the closing of the rights offering.

After I send in my payment and rights certificate, may I cancel my exercise of subscription rights?

No. All exercises of subscription rights are irrevocable, even if you later learn information that you consider to be unfavorable to the exercise of your subscription rights. You should not exercise your subscription rights unless you are certain that you wish to purchase additional shares of our common stock at a subscription price of $6.58 per full share.

Are the standby purchasers receiving any compensation for the standby commitments?

No. The standby purchasers are not receiving any compensation for their standby commitments, however, we have agreed to pay certain of their expenses associated with their standby commitment, including their reasonable legal fees.

Are there any conditions to the standby commitments?

Yes. The obligation of the standby purchasers to fulfill the standby commitments will be subject to a number of conditions. Please see “The Rights Offering—Standby Commitments.”

How many shares will the standby purchasers own after the offering?

As of February 11, 2008, Jonathan W. Been and Benjamin W. Griffith, III beneficially owned 171,470 and 902,414 shares, respectively, or 0.91% and 4.77%, respectively, of our outstanding common stock, respectively. Mr. Been has committed to purchase up to $10 million and Mr. Griffith has committed to purchase up to $8 million of our common stock. These amounts include their basic subscription rights. If only the standby purchasers exercise their subscription rights, the standby purchasers together would be required to purchase a maximum of 2,735,561 shares of our common stock representing $18 million. Accordingly, the beneficial ownership of the standby purchasers would increase for Mr. Been to approximately 7.81% and would increase for Mr. Griffith to approximately 9.78% on the date of the closing of the transactions contemplated by the standby purchase agreement.

How many shares of our common stock will be outstanding after the rights offering?

As of February 11, 2008, we had 18,915,078 shares of our common stock issued and outstanding. We expect to issue 5,319,148 shares of our common stock in this rights offering through the exercise of subscription rights and the transactions contemplated by the standby purchase agreement. After the rights offering and the closing of the transactions contemplated by the standby purchase agreement, we anticipate that we will have approximately 24,234,226 shares of our common stock outstanding.

How much money will the company receive from the rights offering?

We expect the gross proceeds from the rights offering and the transactions contemplated by the standby purchase agreement to be approximately $35 million. While we are offering shares in the rights offering with no minimum purchase requirement, the standby purchasers have agreed to exercise their basic subscription privileges in full for an aggregate of approximately $1.99 million of common stock, to waive their over-subscription privileges and to purchase an aggregate of approximately $16.01 million of common stock pursuant to the standby purchase agreement, totaling up to an aggregate of $18 million of common stock. Please see “Use of Proceeds” and “The Rights Offering—Standby Commitments.”

Are there risks in exercising my subscription rights?

Yes. The exercise of your subscription rights involves risks. Exercising your subscription rights involves the purchase of additional shares of our common stock and should be considered as carefully as you would consider any other equity investment. Among other things, you should carefully consider the risks described under the headings “Risk Factors” in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement.

If the rights offering is not completed, will my subscription payment be refunded to me?

Yes. The subscription agent will hold all funds it receives in a segregated bank account until completion of the rights offering. If the rights offering is not completed, all subscription payments received by the subscription agent will be returned, without interest, as soon as practicable. If you own shares in “street name,” it may take longer for you to receive payment because the subscription agent will return payments through the record holder of your shares.

Will the subscription rights be listed on a stock exchange or national market?

The subscription rights may not be sold, transferred or assigned and will not be listed for trading on The Nasdaq Global Select Market or on any stock exchange or market or on the OTC Bulletin Board. Our common stock will continue to trade on The Nasdaq Global Select Market under the ticker symbol “SBKC.”

How do I exercise my subscription rights if I live outside the United States?

We will not mail this prospectus supplement or the rights certificates to shareholders whose addresses are outside the United States or who have an army post office or foreign post office address. The subscription agent will hold the rights certificates for their account. To exercise subscription rights, our foreign shareholders must notify the subscription agent and timely follow the procedures described in “Rights Offering—Foreign Shareholders.”

What fees or charges apply if I purchase shares of the common stock?

We are not charging any fee or sales commission to issue subscription rights to you or to issue shares to you if you exercise your subscription rights. If you exercise your subscription rights through the record holder of your shares, you are responsible for paying any fees your record holder may charge you.

What are the material U.S. federal income tax consequences of exercising subscription rights?

For U.S. federal income tax purposes, you should not recognize income or loss in connection with the receipt or exercise of subscription rights in the rights offering. You should consult your tax advisor as to your particular tax consequences resulting from the rights offering. For a more detailed discussion, see “Material U.S. Federal Income Tax Considerations.”

To whom should I send my forms and payment?

If your shares are held in the name of a broker, dealer or other nominee, then you should send your subscription documents, rights certificate, notices of guaranteed delivery and subscription payment to that record holder. If you are the record holder, then you should send your subscription documents, rights certificate, notices of guaranteed delivery and subscription payment by hand delivery, first class mail or courier service to:

By Mail: Registrar and Transfer Company P.O. Box 645 Cranford, NJ 07016-0645 Attn: Reorg/Exchange Department	By Hand or Overnight Courier: Registrar and Transfer Company 10 Commerce Drive Cranford, NJ 07016 Attn: Reorg/Exchange Department

You are solely responsible for completing delivery to the subscription agent of your subscription documents, rights certificate and payment. We urge you to allow sufficient time for delivery of your subscription materials to the subscription agent.

Who should I contact if I have other questions?

If you have other questions or need assistance, please contact the information agent, MacKenzie Partners, Inc. at (800) 322-2885 (toll-free) or (212) 929-5500 (collect), or rightsoffering@mackenziepartners.com.

PROSPECTUS SUPPLEMENT SUMMARY

This prospectus supplement summary contains basic information about us and this offering. Because it is a summary, it does not contain all of the information that you should consider before deciding whether or not you should exercise your subscription rights. To understand this offering fully, you should carefully read this prospectus supplement, including the “Risk Factors” section, the accompanying prospectus and the information incorporated by reference in them, including our audited consolidated financial statements and the accompanying notes included in our Annual Report on Form 10-K for the year ended December 31, 2006.

Our Company

We are a multi-bank holding company headquartered in Macon, Georgia with banking offices located throughout Middle Georgia, Costal Georgia and the northern metropolitan area of Atlanta. Since our formation on February 10, 1994, we have grown in our core markets and made several strategic acquisitions that have expanded our market presence throughout Middle Georgia, as well as to the northern metropolitan area of Atlanta and the southeastern coastal region of Georgia.

Through our six banking subsidiaries, we operate a general commercial and retail banking business. We provide a full range of lending services, including real estate, and commercial and consumer loans to both individuals and small-to-medium sized businesses located in our markets. We complement our lending operations with a full range of retail and commercial banking products and services, including checking, savings and money market accounts, certificates of deposit, credit cards, individual retirement accounts, safe deposit accounts, money orders and electronic funds transfer services.

Each of our subsidiary banks operates as a separate legal entity under the corporate umbrella of Security Bank Corporation. As a result, each bank has its own board of directors and management comprised of persons known in the local community in which that bank operates. We provide significant assistance and oversight, however, to our subsidiary banks in areas such as budgeting, marketing, human resource management, credit administration, operations and funding. This allows us to maintain efficient centralized reporting and policies while maintaining local decision-making capabilities. In addition to our traditional banking services, we also operate Fairfield Financial Services, Inc., which is an interim real estate development lender and a traditional residential mortgage originator with a number of loan production locations throughout Georgia. We also operate CFS Wealth Management, LLC, an investment management and planning firm.

Recent Developments

On January 24, 2008, we reported our results of operations as of and for the year and quarter ended December 31, 2007. Continued deterioration in real estate values in our markets and declining housing prices led to increased fourth quarter charge-offs and delinquencies in our loan portfolio. As reported, our net loss for the fourth quarter of 2007 was $6.9 million, compared to net income of $5.2 million for the fourth quarter of 2006. Diluted earnings per share for the fourth quarter of 2007 were a loss of $0.36 compared to earnings per share of $0.26 for the comparable year ago period. The decrease in diluted earnings per share is primarily attributable to an $18 million increase in the provision for loan losses versus the fourth quarter a year ago. For the year ended December 31, 2007 net income decreased to $6.6 million compared to $23.4 million a year ago and on a diluted per share basis decreased to $0.34 versus $1.33 for the comparable year ago period.

During the fourth quarter of 2007, non-performing assets increased to $79 million, or 3.58% of total loans plus other real estate owned compared to 2.99% and 1.95% at the end of the third quarter of 2007 and the fourth quarter of 2006, respectively. While we did sell $8 million of other real estate owned during the quarter, new properties totaling approximately $13 million were moved to other real estate owned. Nonaccrual loans increased during the fourth quarter by $10 million to $51 million. In addition, we charged off approximately $15 million

(net) in loans receivable resulting in net charge-offs to average loans of 2.79% annualized for the fourth quarter of 2007. Net charge-offs to average loans were 0.22% annualized for the fourth quarter of 2006. For the year ended December 31, 2007, net charge-offs to average loans were 1.12%. We increased our allowance for loan losses to $31.7 million, or 1.45% of loans receivable at December 31, 2007, up from $22.3 million at December 31, 2006. We expect to have higher non-performing assets and net charge-offs for 2008, with charge-off levels as much as double our 2007 level, and commensurate increases in our provision for loan losses.

Loans receivable were approximately $2.2 billion at December 31, 2007, up from approximately $1.9 billion at December 31, 2006, an increase of 15%. On a sequential basis loans increased by roughly $17 million or approximately 3% on an annualized basis with all of the growth occurring in our Middle and Coastal Georgia markets. In 2008, we expect our projected loan growth to be between 0% and 4%.

Total deposits were roughly $2.3 billion at December 31, 2007, an increase of approximately 17% from $2.0 billion at December 31, 2006. Total assets increased roughly 14% to $2.8 billion at December 31, 2007, compared to approximately $2.5 billion at December 31, 2006.

Shareholders’ equity at December 31, 2007 was roughly unchanged at $306.7 million compared to December 31, 2006, as earnings, net of dividends paid and changes in other comprehensive income, were offset by $4.9 million in reduced equity as a result of shares purchased during the year under a share repurchase program.

Net interest income for the fourth quarter of 2007 was $21.6 million, a decrease of 2% when compared to the fourth quarter of 2006. The decrease is primarily the result of a decline in the net interest margin. The net interest margin (on a fully tax-equivalent basis, or FTE) was 3.46% for the quarter ended December 31, 2007, compared to 4.14% for the comparable period one year ago and 3.81% for the third quarter of 2007. The decrease in the net interest margin in the fourth quarter of 2007 as compared to the third quarter of 2007 is the result of the increase in non-performing assets and the negative effect of very competitive loan pricing in the form of rate and fees. For the year ended December 31, 2007, the net interest margin (FTE) was 3.88% compared to 4.40% for the year ended December 31, 2006.

Noninterest income for the fourth quarter of 2007 was unchanged at $3.1 million compared to the fourth quarter of 2006. An increase in the loss on sale of other real estate owned of $1.5 million was offset by a decline in losses on securities sales of $1.3 million.

Noninterest expense for the fourth quarter of 2007 was $16.2 million, an increase of $l.5 million, or 10% over the fourth quarter 2006 level of $14.7 million. The increase is primarily attributable to a $1.2 million increase in other noninterest expense associated primarily with foreclosure expenses from higher levels of non-performing assets. In 2008, we expect our noninterest expense levels to decline between 2% to 4% as compared to noninterest expense levels in 2007.

As discussed in this prospectus supplement and the documents incorporated by reference in it, our business, financial conditions and operating results have been and continue to be adversely affected by ongoing disruptions in the real estate and capital markets, among other trends. Further significant deterioration in these markets and the overall economy or other trends that affect us could adversely affect the outlook for our operations.

Corporate Information

Our executive offices are located at 4219 Forsyth Road, Macon, Georgia 31210, and our telephone number is (478) 722-6200. Our website is www.securitybank.net. Information on our website it not incorporated herein by reference and is not a part of this prospectus supplement.

The Rights Offering

The following summary describes the principal terms of the rights offering, but is not intended to be complete. See the information under the heading “The Rights Offering” in this prospectus supplement for a more detailed description of the terms and conditions of the rights offering.

Securities Offered	We are distributing to you, at no charge, one non-transferable subscription right for each share of our common stock that you owned as of 5:00 p.m., local time, on the record date, either as a holder of record or, in the case of shares held of record by brokers, dealers, custodian banks or other nominees on your behalf, as a beneficial owner of such shares. We expect the gross proceeds from the rights offering and the transactions contemplated by the standby purchase agreement to be approximately $35 million.

Basic Subscription Privilege	The basic subscription privilege of each subscription right will entitle you to purchase 0.28121 shares of our common stock at a subscription price of $6.58 per full share.

Over-Subscription Privilege	In the event that you purchase all of the shares of our common stock available to you pursuant to your basic subscription privilege, you may also choose to purchase a portion of any shares of our common stock that are not purchased by our shareholders through the exercise of their basic subscription privileges. The maximum number of shares of our common stock that could be purchased by you pursuant to your over-subscription privilege will be determined according to the following formula based on your percentage ownership of our outstanding common stock as of 5:00 p.m., local time, on the record date: total number of unsubscribed shares multiplied by your ownership percentage of our outstanding common stock at the record date. For example, if you owned 2% of our outstanding common stock on the record date and you properly exercised your basic subscription privilege in full, you may purchase up to 2% of the unsubscribed shares with your over-subscription privilege.

Subscription Price	$6.58 per full share, payable in cash, which represents the average of the closing sales prices of our common stock for the 10 trading days ending on February 8, 2008, less a 10% discount. To be effective, any payment related to the exercise of a right must clear prior to the expiration of the rights offering.

Record Date	5:00 p.m., local time, on February 11, 2008.

Expiration of the Rights Offering	5:00 p.m., local time, on March 10, 2008.

Use of Proceeds	We intend to use the proceeds of the rights offering to maintain our various bank subsidiaries within well-capitalized regulatory limits and for general corporate purposes, including the repayment of outstanding indebtedness.

Non-Transferability of Rights	The subscription rights may not be sold, transferred or assigned and will not be listed for trading on The Nasdaq Global Select Market or on any stock exchange or market or on the OTC Bulletin Board.

No Board Recommendation	Our board of directors is making no recommendation regarding your exercise of the subscription rights. You are urged to make your decision based on your own assessment of our business and the rights offering. Please see “Risk Factors” for a discussion of some of the risks involved in investing in our common stock.

Standby Purchase Agreement	In connection with the rights offering, we have entered into a standby purchase agreement with the standby purchasers. Subject to certain conditions, the standby purchase agreement obligates us to sell, and requires the standby purchasers to purchase from us, up to an aggregate $18 million of common stock, which includes all of the shares purchasable with their basic subscription privileges and their standby commitment. Each of the standby purchasers has agreed not to exercise its over-subscription privilege in any amount. In addition, the standby purchase agreement obligates us to sell, and requires the standby purchasers to purchase from us, shares of our common stock, up to approximately $16.01 million under their standby commitment, which added together with the exercise of their basic subscription privileges satisfies their $18 million total commitment. The price per full share paid by the standby purchasers for such common stock will be equal to the subscription price paid by our shareholders in the rights offering.

Standby Purchasers	Our standby purchasers are Jonathan W. Been and Benjamin W. Griffith, III. Mr. Been is a director of our bank subsidiary, Security Bank of Gwinnett County, and Mr. Griffith is a director of our company.

Pricing Committee	Our pricing committee is comprised of the following independent directors: Frank H. Childs, Jr., Ben G. Porter, T. Kevin Reece, Larry C. Walker, Richard W. White, Jr. and James R. Williams.

No Revocation	All exercises of subscription rights are irrevocable, even if you later learn information that you consider to be unfavorable to the exercise of your subscription rights. You should not exercise your subscription rights unless you are certain that you wish to purchase additional shares of our common stock at a subscription price of $6.58 per full share.

Material U.S. Federal Income Tax Considerations	For U.S. federal income tax purposes, you should not recognize income or loss upon receipt or exercise of a subscription right. You should consult your own tax advisor as to the tax consequences to you of the receipt, exercise or lapse of the rights in light of your particular circumstances.

Extension, Cancellation and Amendment	We have the option to extend the rights offering and the period for exercising your subscription rights for a period not to exceed 15 days, although we do not presently intend to do so. Our board of directors, excluding the director who is also a standby purchaser, may cancel the rights offering at any time prior to the expiration of the rights offering for any reason. In the event that the rights offering is cancelled, all subscription payments received by the subscription agent will be returned, without interest, as soon as practicable. We also reserve the right to amend or modify the terms of the rights offering.

Procedures for Exercising Rights	To exercise your subscription rights, you must take the following steps:

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If you are a registered holder of our common stock, you may deliver payment and a properly completed rights certificate to the subscription agent before 5:00 p.m., local time, on March 10, 2008. You may deliver the documents and payments by mail or commercial carrier. If regular mail is used for this purpose, we recommend using registered mail, properly insured, with return receipt requested.

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If you are a beneficial owner of shares that are registered in the name of a broker, dealer, custodian bank or other nominee, or if you would rather an institution conduct the transaction on your behalf, you should instruct your broker, dealer, custodian bank or other nominee or to exercise your subscription rights on your behalf and deliver all documents and payments before 5:00 p.m., local time, on March 10, 2008.

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If you wish to purchase shares of our common stock through the rights offering, please promptly contact your broker, dealer, custodian bank or other nominee as record holder of your shares. We will ask your record holder to notify you of the rights offering. You should complete and return to your record holder the form entitled “Beneficial Owner Election Form.”

If you cannot deliver your rights certificate to the subscription agent prior to the expiration of the rights offering, you may follow the guaranteed delivery procedures described under “The Rights Offering—Guaranteed Delivery Procedures.”

Subscription Agent	Registrar and Transfer Company.

Information Agent	MacKenzie Partners, Inc.

Shares Outstanding Before the Rights Offering	18,915,078 shares of our common stock were outstanding as of February 11, 2008.

Shares Outstanding After Completion of the Rights Offering	Assuming no options are exercised prior to the expiration of the rights offering and the full $35 million is subscribed for, we expect approximately 24,234,226 shares of our common stock will be outstanding immediately after completion of the rights offering and the closing of the transactions contemplated by the standby purchase agreement.

Fees and Expenses	We will pay the fees and expenses related to the rights offering, including the fees and expenses of the standby purchasers and their respective counsel.

Nasdaq Global Select Market Symbol	Shares of our common stock are currently listed for quotation on The Nasdaq Global Select Market under the ticker symbol “SBKC.”

Risk Factors

Before you exercise your subscription rights to purchase shares of our common stock, you should be aware that there are risks associated with your investment, including the risks described in the section entitled “Risk Factors” beginning on page S-15 of this prospectus supplement and page 2 of the accompanying prospectus, the risk factors set forth in our annual report on Form 10-K for the fiscal year ended December 31, 2006 and our quarterly report on Form 10-Q for the quarter ended September 30, 2007, and the risks that we have highlighted in other sections of this prospectus supplement and the accompanying prospectus. You should carefully read and consider these risk factors together with all of the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus before you decide to exercise your subscription rights to purchase shares of our common stock.

RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the risks described below, together with the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, including the risk factors set forth in our annual report on Form 10-K for the fiscal year ended December 31, 2006, our quarterly report on Form 10-Q for the quarter ended September 30, 2007 and the risks that we have highlighted in other sections of this prospectus supplement and the accompanying prospectus, before making an investment decision. The risks described below are not the only risks we face. The risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks actually occur, our business, results of operations and financial condition could suffer. In that event, the trading price of our common stock could decline, and you may lose all or part of your investment in our common stock. The risks discussed below include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements.

Risks Related to the Rights Offering

The market price of our common stock is volatile and may decline before or after the subscription rights expire.

The market price of our common stock could be subject to wide fluctuations in response to numerous factors, some of which are beyond our control. These factors include, among other things, actual or anticipated variations in our costs of doing business, operating results and cash flow, the nature and content of our earnings releases and our competitors’ earnings releases, changes in financial estimates by securities analysts, business conditions in our markets and the general state of the securities markets and the market for other financial stocks, changes in capital markets that affect the perceived availability of capital to companies in our industry, governmental legislation or regulation, currency and exchange rate fluctuations, as well as general economic and market conditions, such as downturns in our economy and recessions.

Once you exercise your subscription rights, you may not revoke them. We cannot assure you that the market price of our common stock will not decline after you elect to exercise your subscription rights. If you exercise your subscription rights and, afterwards, the public trading market price of our common stock decreases below the subscription price, you will have committed to buying shares of our common stock at a price above the prevailing market price and could have an immediate unrealized loss. Our common stock is traded on The Nasdaq Global Select Market under the ticker symbol “SBKC,” and the last reported sales price of our common stock on The Nasdaq Global Select Market on February 11, 2008 was $7.10 per share. Moreover, we cannot assure you that following the exercise of your subscription rights you will be able to sell your common stock at a price equal to or greater than the subscription price. Until shares are delivered upon expiration of the rights offering, you will not be able to sell the shares of our common stock that you purchase in the rights offering.

If you do not fully exercise your subscription rights, your ownership interest will be diluted.

Assuming we sell the full offering amount, the rights offering will result in our issuance of approximately 5,319,148 shares of our common stock. If you choose not to fully exercise your subscription rights prior to the expiration of the rights offering, your relative ownership interest in our common stock will be diluted.

The standby purchasers have entered into a standby purchase agreement with us that, subject to certain conditions, obligates us to sell, and requires the standby purchasers to purchase from us, all of the shares purchasable with their basic subscription privileges. In addition, the standby purchase agreement obligates us to sell, and requires the standby purchasers to purchase from us, any and all shares of our common stock issuable upon the deemed exercise by the standby purchasers immediately prior to the expiration of the rights offering of any unexercised subscription rights prior to the expiration of the rights offering. If only the standby purchasers exercise their subscription rights, the beneficial ownership of Mr. Been in our outstanding common stock would increase from 0.91% to 7.81% and for Mr. Griffith from 4.77% to 9.78%.

If the rights offering is consummated, our common stock will likely be further concentrated in the hands of a few of our shareholders.

In connection with the rights offering, we entered into a standby purchase agreement with one member of our board of directors and one member of a subsidiary bank board of directors. The member of our board of directors who has agreed to be a standby purchaser is Benjamin W. Griffith, III, and Jonathan W. Been is a member of the board of directors of one of our subsidiary banks. As of February 11, 2008, Messrs. Been and Griffith beneficially owned 0.91% and 4.77% of our outstanding common stock, respectively. If all of the subscription rights distributed to our shareholders are exercised, the beneficial ownership percentage of the standby purchasers will remain the same. If any subscription rights remain unexercised upon the expiration of the rights offering, the standby purchasers will be deemed to have exercised those subscription rights immediately prior to the expiration of the rights offering and will purchase, at the subscription price of $6.58 per full share, up to an aggregate of approximately $16.01 million of our common stock that would have been issued to our shareholders had they exercised such subscription rights prior to the expiration of the rights offering. If the subscription rights are exercised by only the standby purchasers, Messrs. Been and Griffith are expected to own, respectively, approximately 7.81% and 9.78%.

The subscription rights are not transferable and there is no market for the subscription rights.

You may not sell, transfer or assign your subscription rights. The subscription rights are only transferable by operation of law. Because the subscription rights are non-transferable, there is no market or other means for you to directly realize any value associated with the subscription rights. You must exercise the subscription rights and acquire additional shares of our common stock to realize any value that may be embedded in the subscription rights.

The subscription price determined for the rights offering is not an indication of the fair value of our common stock.

We established a pricing committee, comprised of independent members of our board of directors, who are not acting as standby purchasers. In determining the subscription price, the pricing committee considered a number of factors, including: the price at which our shareholders might be willing to participate in the rights offering, historical and current trading prices for our common stock, the need for liquidity and capital and the desire to provide an opportunity to our shareholders to participate in the rights offering on a pro rata basis. In conjunction with its review of these factors, the pricing committee also reviewed a range of discounts to market value represented by the subscription prices in various prior rights offerings by other public companies. The subscription price represents the average of the closing sales prices of our common stock for the 10 trading days ending on February 8, 2008, less a 10% discount. The per share subscription price is not necessarily related to our book value, net worth or any other established criteria of fair value and may or may not be considered the fair value of our common stock to be offered in the rights offering. After the date of this prospectus supplement, our common stock may trade at prices above or below the subscription price.

Because our management will have broad discretion over the use of the net proceeds from the rights offering, you may not agree with how we use the proceeds, and we may not invest the proceeds successfully.

While we currently anticipate that we will use the net proceeds of the rights offering to maintain our various bank subsidiaries within well-capitalized regulatory limits and for general corporate purposes, including the repayment of outstanding indebtedness, our management may allocate the proceeds among these purposes as it deems appropriate. In addition, market factors may require our management to allocate portions of the proceeds for other purposes. Accordingly, you will be relying on the judgment of our management with regard to the use of the proceeds from the rights offering, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. It is possible that the proceeds will be invested in a way that does not yield a favorable, or any, return for us.

We may cancel the rights offering at any time prior to the expiration of the rights offering, and neither we nor the subscription agent will have any obligation to you except to return your exercise payments.

We may, in our sole discretion, decide not to continue with the rights offering or cancel the rights offering prior to the expiration of the rights offering. If the rights offering is cancelled, all subscription payments received by the subscription agent will be returned, without interest, as soon as practicable.

If you do not act promptly and follow the subscription instructions, your exercise of subscription rights will be rejected.

Shareholders that desire to purchase shares in the rights offering must act promptly to ensure that all required forms and payments are actually received by the subscription agent prior to the expiration of the rights offering at 5:00 p.m., local time, on March 10, 2008. If you are a beneficial owner of shares, you must act promptly to ensure that your broker, dealer, custodian bank or other nominee acts for you and that all required forms and payments are actually received by the subscription agent prior to the expiration of the rights offering. We are not responsible if your broker, dealer, custodian bank or nominee fails to ensure that all required forms and payments are actually received by the subscription agent prior to the expiration of the rights offering. If you fail to complete and sign the required subscription forms, send an incorrect payment amount or otherwise fail to follow the subscription procedures that apply to your exercise in the rights offering prior to the expiration of the rights offering, the subscription agent will reject your subscription or accept it only to the extent of the payment received. Neither we nor our subscription agent undertake to contact you concerning an incomplete or incorrect subscription form or payment, nor are we under any obligation to correct such forms or payment. We have the sole discretion to determine whether a subscription exercise properly complies with the subscription procedures.

Risks Related to Our Common Stock

Our ability to pay dividends is limited, and we will be unable to pay future dividends without the prior written consent of the Federal Reserve.

Our ability to pay dividends is limited by regulatory restrictions and the need to maintain sufficient consolidated capital. The ability of our six banking subsidiaries to pay dividends to us is limited by their obligations to maintain sufficient capital and by other general restrictions on their dividends that are applicable to Georgia banks and banks that are regulated by the Federal Deposit Insurance Corporation, or FDIC. If we do not satisfy these regulatory requirements, we will be unable to pay dividends on our common stock. Furthermore, following a recent exam by the Federal Reserve Bank of Atlanta in January 2008, our board of directors expects in the near future to pass a board resolution that our company will not declare or pay any dividends to our shareholders without the prior written approval of the Federal Reserve. We can make no assurance that the Federal Reserve will approve any future dividends to our shareholders.

We may issue additional shares of our common stock in the future, which would dilute your ownership if you did not, or were not permitted to, invest in the additional issuances.

Our amended and restated articles of incorporation authorize our board of directors, without shareholder approval, to, among other things, issue additional common stock in connection with future equity offerings, convertible or debt offerings and acquisitions of securities or assets of other companies. Given the current market conditions and overall economy, we expect to issue additional equity and convertible debt securities to raise additional capital to support our business. The issuance of any additional shares of common stock or convertible securities could be substantially dilutive to shareholders of our common stock if they do not to invest in future offerings. Moreover, to the extent that we issue restricted stock units, stock appreciation rights, options or warrants to purchase our common stock in the future and those stock appreciation rights, options or warrants are exercised or as the restricted stock units vest, our shareholders may experience further dilution. Holders of our shares of common stock have no preemptive rights that entitle holders to purchase their pro rata share of any offering of shares of any class or series and, therefore, our shareholders may not be permitted to invest in future issuances of our common stock and as a result will be diluted.

We may issue debt and equity securities or securities convertible into equity securities, which are senior to our common stock as to distributions and in liquidation, which could negatively affect the value of our common stock.

In the future, we may attempt to increase our capital resources by entering into debt or debt-like financing that is unsecured or secured by all or up to all of our assets, or by issuing debt or equity securities, which could include issuances of secured or unsecured commercial paper, medium-term notes, senior notes, subordinated notes, common stock or securities convertible into common stock. In the event of our liquidation, our lenders and holders of our debt securities would receive a distribution of our available assets before distributions to the holders of our common stock. Because our decision to incur debt and issue securities in our future offerings will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings and debt financings. Further, market conditions could require us to accept less favorable terms for the issuance of our securities in the future. Furthermore, following a recent exam by the Federal Reserve Bank of Atlanta in January 2008, our board of directors expects in the near future to pass a board resolution that our company will not incur additional indebtedness without prior written consent from the Federal Reserve Bank of Atlanta. We can give no assurance that we will receive such consent from the Federal Reserve Bank of Atlanta.

Risks Related to Our Business

Our business is subject to the success of the local economies where we operate.

Our success significantly depends upon the growth in population, income levels, deposits and housing starts in our primary and secondary markets. If the communities in which we operate do not grow or if prevailing economic conditions locally or nationally are unfavorable, our business may not succeed. We are currently experiencing adverse economic conditions in some of our market areas, which affect the ability of our customers to repay their loans to us and generally negatively affect our financial condition and results of operations. We are less able than a larger institution to spread the risks of unfavorable local economic conditions across a large number of diversified economies and are thus disproportionately impacted. Moreover, we cannot give any assurance that we will benefit from any market growth or favorable economic conditions in our primary market areas if they do materialize in the future.

The market value of the real estate securing our loans as collateral has been adversely affected by the slowing economy and unfavorable changes in economic conditions in our market areas and could be further adversely affected in the future. As of September 30, 2007, approximately 90% of our loans receivable were secured by real estate. Any sustained period of increased payment delinquencies, foreclosures or losses caused by the adverse market and economic conditions, including the downturn in the real estate market, in the State of Georgia will adversely affect the value of our assets, our revenues, results of operations and financial condition. Currently, we are experiencing such an economic downturn, and if it continues, our operations could be further adversely affected.

We make and hold in our portfolio a significant number of land acquisition and development and construction loans, which pose more credit risk than other types of loans typically made by financial institutions.

We offer land acquisition and development and construction loans for builders and developers. As of September 30, 2007, approximately $727.9 million of our loan portfolio represents loans for which the related property is neither presold nor preleased. These land acquisition and development and construction loans are considered more risky than other types of residential mortgage loans. The primary credit risks associated with land acquisition and development and construction lending are underwriting, project risks and market risks. Project risks include cost overruns, borrower credit risk, project completion risk, general contractor credit risk, and environmental and other hazard risks. Market risks are risks associated with the sale of the completed residential units. They include affordability risk, which means the risk of affordability of financing by borrowers, product design risk, and risks posed by competing projects. While we believe we have established adequate reserves on our financial statements to cover the credit risk of our land acquisition and development and construction loan portfolio, there can be no assurance that losses will not exceed our reserves, which could adversely impact our earnings. Given the current environment, we expect that in 2008, the non-performing loans in our land acquisition and development and construction portfolio will increase substantially and these non-performing loans could result in a material level of charge-offs, which will negatively impact our capital and earnings.

Current and anticipated deterioration in the housing market and the homebuilding industry may lead to increased loss severities and further worsening of delinquencies and non-performing assets in our loan portfolios. Consequently, our results of operations may be adversely impacted.

There has been substantial industry concern and publicity over asset quality among financial institutions due in large part to issues related to subprime mortgage lending, declining real estate values and general economic concerns. As of September 30, 2007, our non-performing assets have increased significantly to $65.4 million, or 3%, of our loan portfolio plus other real estate owned. Furthermore, the housing and the residential mortgage markets recently have experienced a variety of difficulties and changed economic conditions. If market conditions continue to deteriorate, they may lead to additional valuation adjustments on our loan portfolios and real estate owned as we continue to reassess the market value of our loan portfolio, the losses associated with the loans in default and the net realizable value of real estate owned.

The homebuilding industry has experienced a significant and sustained decline in demand for new homes and an oversupply of new and existing homes available for sale in various markets, including some of the markets in which we lend. Our customers who are builders and developers face greater difficulty in selling their homes in markets where these trends are more pronounced. Consequently, we are facing increased delinquencies and non-performing assets as these builders and developers are forced to default on their loans with us. We do not anticipate that the housing market will improve in the near-term, and accordingly, additional downgrades, provisions for loan losses and charge-offs related to our loan portfolio may occur.

Our net interest income could be negatively affected by the Federal Reserve’s recent interest rate adjustments, as well as by competition in our primary market area.

As a financial institution, our earnings are significantly dependent upon our net interest income, which is the difference between the interest income that we earn on interest-earning assets, such as investment securities and loans, and the interest expense that we pay on interest-bearing liabilities, such as deposits and borrowings. Therefore, any change in general market interest rates, including changes resulting from changes in the Federal Reserve’s fiscal and monetary policies, affects us more than non-financial institutions and can have a significant effect on our net interest income and total income. Our assets and liabilities may react differently to changes in overall market rates or conditions because there may be mismatches between the repricing or maturity characteristics of the assets and liabilities. As a result, an increase or decrease in market interest rates could have material adverse effects on our net interest margin and results of operations.

In response to the dramatic deterioration of the subprime, mortgage, credit and liquidity markets, the Federal Reserve recently has taken action on five occasions to reduce interest rates by a total of 225 basis points since September 2007, which likely will reduce our net interest income during the first quarter of 2008 and the foreseeable future. This reduction in net interest income likely will be exacerbated by the high level of competition that we face in our markets, which requires us to offer more attractive interest rates to borrowers, both on loans and deposits, and to rely upon out-of-market funding sources. Any reduction in our net interest income will negatively affect our business, financial condition, liquidity, operating results, cash flows and/or the price of our securities. Additionally, in 2008, we expect to have continued margin pressure given these interest rate reductions, along with elevated levels of non-performing assets.

If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings could decrease.

Our success depends to a significant extent upon the quality of our assets, particularly loans. In originating loans, there is a substantial likelihood that credit losses will be experienced. The risk of loss will vary with, among other things, general economic conditions, the type of loan being made, the creditworthiness of the borrower over the term of the loan and, in the case of a collateralized loan, the quality of the collateral for the loan.

Our loan customers may not repay their loans according to the terms of these loans, and the collateral securing the payment of these loans may be insufficient to assure repayment. As a result, we may experience significant loan losses, which could have a material adverse effect on our operating results. Management makes various assumptions and judgments about the collectibility of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. We maintain an allowance for loan losses in an attempt to cover any loan losses that may occur. In determining the size of the allowance, we rely on an analysis of our loan portfolio based on historical loss experience, volume and types of loans, trends in classification, volume and trends in delinquencies and non-accruals, national and local economic conditions and other pertinent information. Our determination of the size of the allowance could be understated due to our lack of familiarity with market-specific factors.

If our assumptions are wrong, our current allowance may not be sufficient to cover future loan losses, and adjustments may be necessary to allow for different economic conditions or adverse developments in our loan portfolio. Material additions to our allowance would materially decrease our net income. As a result of a difficult real estate market, we have increased our allowance from $22.3 million as of December 31, 2006 to $27.1 million as of September 30, 2007. We expect to continue to increase our allowance in 2008, however, we can make no assurance that our allowance will be adequate to cover future loan losses given current and future market conditions.

In addition, federal and state regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs, based on judgments different than those of our management. Any increase in our allowance for loan losses or loan charge-offs as required by these regulatory agencies could have a negative effect on our operating results.

We may need to raise additional capital in the future, but that capital may not be available when it is needed.

We are required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations. Following this rights offering, we may at some point need to raise additional capital to support our business as a result of our losses. Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside our control, and on our financial performance. Accordingly, we cannot assure you of our ability to raise additional capital if needed on terms acceptable to us. Furthermore, following a recent exam by the Federal Reserve Bank of Atlanta in January 2008, our board of directors expects to pass a board resolution that our company will not incur additional indebtedness without prior written consent from the Federal Reserve Bank of Atlanta. We can give no assurance that we will receive such consent from the Federal Reserve Bank of Atlanta, which could hinder our ability to raise additional capital. If we cannot raise additional capital when needed, our ability to further expand our operations through internal growth and operate our business could be materially impaired.

We face regulatory risks related to our commercial real estate loan concentrations.

Commercial real estate, or CRE, is cyclical and poses risks of possible loss due to concentration levels and similar risks of the asset class. As of September 30, 2007, approximately 78% of our loan portfolio consisted of

CRE loans. The banking regulators have begun giving CRE lending greater scrutiny and may require banks with higher levels of CRE loans to implement improved underwriting, internal controls, risk management policies and portfolio stress testing, as well as possibly requiring higher levels of allowances for possible loan losses and capital levels as a result of CRE lending growth and exposures.

Our loan portfolio has commercial and industrial loans that include risks that may be greater than the risks related to residential loans.

Our commercial and industrial loan portfolio was $151 million at September 30, 2007, comprising 7% of loans receivable. Commercial and industrial loans generally carry larger loan balances and involve a greater degree of financial and credit risk than home equity loans or residential mortgage loans. Any significant failure to pay on time by our customers would hurt our earnings. The increased financial and credit risk associated with these types of loans is a result of several factors, including the concentration of principal in a limited number of loans and borrowers, the size of loan balances, the effects of general economic conditions on income-producing properties and the increased difficulty of evaluating and monitoring these types of loans. In addition, when underwriting a commercial or industrial loan, we may take a security interest in commercial real estate, and, in some instances upon a default by the borrower, we may foreclose on and take title to the property, which may lead to potential financial risk for us under applicable environmental laws. If hazardous substances were discovered on any of these properties, we may be liable to governmental entities or third parties for the costs of remediation of the hazard, as well as for personal injury and property damage. Many environmental laws can impose liability regardless of whether we knew of, or were responsible for, the contamination.

Furthermore, the repayment of loans secured by commercial real estate is typically dependent upon the successful operation of the related real estate or commercial project. If the cash flow from the project is reduced, a borrower’s ability to repay the loan may be impaired. This cash flow shortage may result in the failure to make loan payments. In such cases, we may be compelled to modify the terms of the loan. In addition, the nature of these loans is such that they are generally less predictable and more difficult to evaluate and monitor. As a result, repayment of these loans may, to a greater extent than residential loans, be subject to adverse conditions in the real estate market or economy.

If we are unable to increase our share of deposits in our market, we may accept out of market and brokered deposits, the costs of which may be higher than expected.

We can offer no assurance that we will be able to maintain or increase our market share of deposits in our highly competitive service area. If we are unable to do so, we may be forced to accept increased amounts of out of market or brokered deposits. As of September 30, 2007, we had approximately $745 million in out of market deposits, including brokered deposits, which represented approximately 34% of our total deposits. At times, the cost of out of market and brokered deposits exceeds the cost of deposits in our local market. In addition, the cost of out of market and brokered deposits can be volatile, and if we are unable to access these markets or if our costs related to out of market and brokered deposits increases, our liquidity and ability to support demand for loans could be adversely affected.

We are subject to extensive regulation that could limit or restrict our activities.

We operate in a highly regulated industry and are subject to examination, supervision and comprehensive regulation by various federal and state agencies. Our compliance with these regulations is costly and restricts certain of our activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits and locations of offices. We are also subject to capitalization guidelines established by our regulators, which require us to maintain adequate capital to support our growth. In response to an exam by the Federal Reserve Bank of Atlanta in January 2008, our board of directors expects to pass in the near future a board resolution that the company will not incur additional indebtedness or declare or pay any dividends to its shareholders without the prior written approval of the Federal Reserve Bank of Atlanta. We can give no assurance that we will receive such consent from the Federal Reserve Bank of Atlanta.

Our business also is subject to laws, rules and regulations regarding the disclosure of non-public information about our customers to non-affiliated third parties. Our operations on the Internet are not currently subject to direct regulation by any government agency in the United States beyond regulations applicable to businesses generally. A number of legislative and regulatory proposals currently under consideration by the federal, state and local governmental organizations may lead to laws or regulations concerning various aspects of our business on the Internet, including: user privacy, taxation, content, access charges, liability for third-party activities and jurisdiction. The adoption of new laws or a change in the application of existing laws may decrease the use of the Internet, increase our costs or otherwise adversely affect our business.

The laws and regulations applicable to the banking industry could change at any time, and we cannot predict the effects of these changes on our business and profitability. Additionally, we cannot predict the effect of any legislation that may be passed at the state or federal level in response to the recent deterioration of the subprime, mortgage, credit and liquidity markets. Because government regulation greatly affects the business and financial results of all commercial banks and bank holding companies, our cost of compliance could adversely affect our ability to operate profitably.

Our financial condition and results of operations are reported in accordance with accounting principles generally accepted in the United States, or GAAP. While not impacting economic results, future changes in accounting principles issued by the Financial Accounting Standards Board could impact our earnings as reported under GAAP. As a public company, we are also subject to the corporate governance standards set forth in the Sarbanes-Oxley Act of 2002, as well as applicable rules and regulations promulgated by the SEC and the Nasdaq Global Select Market. Complying with these standards, rules and regulations may impose administrative costs and burdens on us.

Additionally, political conditions could impact our earnings. Acts or threats of war or terrorism, as well as actions taken by the United States or other governments in response to such acts or threats, could impact the business and economic conditions in which we operate.

USE OF PROCEEDS

Assuming all of the rights in the offering are subscribed, we estimate that the net proceeds to us from the sale of our common stock offered in the rights offering and the transactions contemplated by the standby purchase agreement, after deducting estimated offering expenses, will be approximately $34.7 million. We are conducting the rights offering to raise capital to maintain our various bank subsidiaries within well-capitalized regulatory limits and to retain the remaining net proceeds at our holding company for general corporate purposes, including the immediate repayment of approximately $17.5 million outstanding under our line of credit with a correspondent bank that matures on July 20, 2009. Monthly payments of interest are due on the outstanding principal balance under this line of credit and are at a rate of “Prime” as designated in the Money Rates Section of the Wall Street Journal minus 100 basis points. Advances under this line of credit were used for a variety of reasons, including to make capital contributions to our subsidiary banks, repurchase shares under our share repurchase plan, pay cash dividends to our shareholders and purchase a participated loan from one of our subsidiary banks.

Our management will retain broad discretion in the allocation of the net proceeds of this offering. Until we designate the use of net proceeds, we will invest them temporarily in liquid short-term securities. The precise amounts and timing of our use of the net proceeds will depend upon market conditions and the availability of other funds, among other factors. From time to time, we may engage in additional capital financings as we determine to be appropriate based upon our needs and prevailing market conditions. These additional capital financings may include the sale of common stock and other securities.

PRICE RANGE OF OUR COMMON STOCK AND DIVIDEND INFORMATION

Our common stock trades on The Nasdaq Global Select Market under the ticker symbol “SBKC.” On February 11, 2008, there were 1,595 record holders of our common stock. This number does not include the number of persons or entities that hold stock in nominee or street name through various brokerage firms, banks and other nominees. On February 11, 2008, the last closing sale price reported on The Nasdaq Global Select Market for our common stock was $7.10 per share.

The following table sets forth, for the periods indicated, the high and low sales price per share of our common stock as quoted on The Nasdaq Global Select Market, and the cash dividends declared per share.

	High	Low	Cash Dividend Per Share
2008
First Quarter (through February 11, 2008)	$9.23	$6.21	—	(1)

2007
Fourth Quarter	$13.51	$9.01	$0.088
Third Quarter	$20.21	$12.25	$0.088
Second Quarter	$21.65	$18.36	$0.088
First Quarter	$23.25	$19.00	$0.088

2006
Fourth Quarter	$25.64	$22.42	$0.075
Third Quarter	$23.49	$21.18	$0.075
Second Quarter	$25.49	$21.07	$0.075
First Quarter	$25.27	$21.30	$0.075

(1)	As of February 11, 2008, our board of directors has not declared a dividend for the first quarter of 2008.

We intend to continue paying cash dividends, but make no assurances that we will be permitted by the Federal Reserve Bank of Atlanta to do so in the future. The amount and frequency of cash dividends, if any, will be determined by our board of directors after consideration of various factors, including our financial condition and results of operations, investment opportunities available to us, capital requirements, tax considerations, results of regulatory examinations and general economic conditions. In response to a recent exam by the Federal Reserve Bank of Atlanta, our board of directors expects in the near future to pass a board resolution that the company will not declare or pay any dividends to its shareholders without the prior written approval of the Federal Reserve Bank of Atlanta.

Generally, we will not pay cash dividends except from earnings and under the terms of our long-term debt and trust preferred securities. If we do not make interest payments on our subordinated debt and related trust preferred securities, we will be prohibited from paying dividends on our common stock. In addition, our ability to pay dividends depends upon the ability of our subsidiaries to pay dividends to us and on our borrowing capacity. Because our subsidiary banks are subject to various state and federal banking laws and regulations, the ability of these subsidiaries to pay dividends may be limited or otherwise restricted. Applicable federal agencies have issued policy statements that provide that bank holding companies and insured banks should generally only pay dividends out of current operating earnings. State and federal statutes and regulations also provide that dividend payments of our subsidiary banks require approval of dividend payments under specific circumstances.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of September 30, 2007 on an actual basis and as adjusted to give effect to the rights offering and the transactions contemplated by the standby purchase agreement for an $18 million offering and a $35 million offering, respectively, after deducting the estimated offering expenses and the proposed application of the net proceeds therefrom. Please see “Use of Proceeds.”

	As of September 30, 2007
	Actual	As Adjusted(1)	As Adjusted(2)
Long-Term Indebtedness:
Junior subordinated debentures(3)	$41,238,000	$41,238,000	$41,238,000

Shareholders’ Equity:
Common stock, $1.00 par value, 50,000,000 shares authorized; 18,889,227 shares issued and outstanding; 21,624,788 and 24,208,375 shares issued and outstanding as adjusted, in columns two and three, respectively	18,889,227	21,624,788	24,208,375
Additional paid-in capital	220,824,909	235,789,348	250,205,761
Retained earnings	71,539,156	71,539,156	71,539,156
Restricted stock—unearned compensation	(52,780)	(52,780)	(52,780)
Accumulated other comprehensive income	835,948	835,948	835,948

Total shareholders’ equity	312,036,460	329,736,460	346,736,460

Total capitalization(4)	353,274,460	370,974,460	387,974,460

Book value per share	$16.52	$15.28	$14.35

Capital Ratios:
Tier I capital to risk adjusted assets	9.24%	9.99%	10.71%
Total capital to risk adjusted assets	10.39%	11.14%	11.86%
Tier I capital to average tangible assets	8.68%	9.38%	10.06%

(1)	Assumes total capital raise of $18 million, net of estimated expenses of $300,000, as a result of the standby purchasers commitment to purchase $18 million.

(2)	Assumes total capital raise of $35 million, net of estimated expenses of $300,000.

(3)	Consists of debt issued in connection with our $42 million of trust preferred securities.

(4)	Includes total shareholders’ equity and junior subordinated debentures.

THE RIGHTS OFFERING

Please read the following information concerning the subscription rights in conjunction with the statements under “Description of Rights” in the accompanying prospectus, which the following information supplements and, in the event of any inconsistencies, supersedes.

The Subscription Rights

We are distributing to the record holders of our common stock as of the record date non-transferable subscription rights to purchase shares of our common stock. The subscription price of $6.58 per full share, which represents the average of the closing sales price of our common stock for the 10 trading days ending on February 8, 2008, less a 10% discount. The subscription rights will entitle the holders of our common stock to purchase approximately an aggregate of 5,319,148 shares of our common stock for an aggregate purchase price of $35 million.

Each holder of record of our common stock will receive one subscription right for each share of our common stock owned by such holder at the as of 5:00 p.m., local time, on the record date. Each subscription right will entitle the holder to a basic subscription privilege and an over-subscription privilege.

Basic Subscription Privilege

With your basic subscription privilege, you may purchase 0.28121 shares of our common stock per subscription right, upon delivery of the required documents and payment of the subscription price of $6.58 per full share, prior to the expiration of the rights offering. You may exercise all or a portion of your basic subscription privilege, however, if you exercise less than your full basic subscription privilege, you will not be entitled to purchase shares under your over-subscription privilege. Under the standby purchase agreement, the standby purchasers have agreed to exercise their basic subscription privileges in full.

Fractional shares of our common stock resulting from the exercise of the basic subscription privilege will be eliminated by rounding down to the nearest whole share, with the total subscription payment being adjusted accordingly. Any excess subscription payments received by the subscription agent will be returned, without interest, as soon as practicable.

We will deliver certificates representing shares or credit your account at your record holder with shares of our common stock purchased with the basic subscription privilege as soon as practicable after the rights offering has expired.

Over-Subscription Privilege

In the event that you purchase all of the shares of common stock available to you pursuant to your basic subscription privilege, you may also choose to purchase a portion of any shares of our common stock that are not purchased by our shareholders through the exercise of their basic subscription privileges. The maximum number of shares of our common stock that could be purchased by you pursuant to your over-subscription privilege will be determined according to the following formula based on your percentage ownership of our outstanding common stock as of 5:00 p.m., local time, on the record date: total number of unsubscribed shares multiplied by your ownership percentage of our outstanding common stock at the record date. For example, if you owned 2% of our outstanding common stock on the record date and you properly exercised your basic subscription privilege in full, you may purchase up to 2% of the unsubscribed shares with your over-subscription privilege.

In order to properly exercise your over-subscription privilege, you must deliver the subscription payment related to your over-subscription privilege prior to the expiration of the rights offering. Because we will not know the total number of unsubscribed shares prior to the expiration of the rights offering, if you wish to maximize the number of shares you purchase pursuant to your over-subscription privilege, you will need to deliver payment in an amount equal to the aggregate subscription price for the maximum number of shares of our common stock available to you, assuming that no shareholder other than you and the standby purchasers who have agreed to exercise their basic subscription privileges in full have purchased any shares of our common stock pursuant to their basic subscription privilege.

We can provide no assurances that you will actually be entitled to purchase the number of shares issuable upon the exercise of your over-subscription privilege in full at the expiration of the rights offering. We will not be able to satisfy your exercise of the over-subscription privilege if all of our shareholders exercise their basic subscription privileges in full, and we will only honor an over-subscription privilege to the extent sufficient shares of our common stock are available following the exercise of subscription rights under the basic subscription privileges.

•

To the extent the aggregate subscription price of the maximum number of unsubscribed shares available to you pursuant to the over-subscription privilege is less than the amount you actually paid in connection with the exercise of the over-subscription privilege, you will be allocated only the number of unsubscribed shares available to you, and any excess subscription payments received by the subscription agent will be returned, without interest, as soon as practicable.

•

To the extent the amount you actually paid in connection with the exercise of the over-subscription privilege is less than the aggregate subscription price of the maximum number of unsubscribed shares available to you pursuant to the over-subscription privilege, you will be allocated the number of unsubscribed shares for which you actually paid in connection with the over-subscription privilege.

Fractional shares of our common stock resulting from the exercise of the over-subscription privilege will be eliminated by rounding down to the nearest whole share, with the total subscription payment being adjusted accordingly. Any excess subscription payments received by the subscription agent will be returned, without interest, as soon as practicable.

We will deliver certificates representing shares or credit your account at your record holder with shares of our common stock purchased with the over-subscription privilege as soon as practicable after the expiration of the rights offering.

Reasons for the Rights Offering

In authorizing the rights offering, our board of directors carefully evaluated our need for liquidity, financial flexibility and additional capital. Our board of directors also considered several alternative capital raising methods prior to concluding that the rights offering was the appropriate option under the circumstances. We are conducting the rights offering to raise capital that we intend to use to maintain our various bank subsidiaries within well-capitalized regulatory limits and for general corporate purposes, including the repayment of outstanding indebtedness. We believe that the rights offering will strengthen our financial condition by generating additional cash and increasing our capital position; however, our board of directors is making no recommendation regarding your exercise of the subscription rights.

Standby Commitments

On February 11, 2008, we entered into a standby purchase agreement with the standby purchasers in connection with the rights offering. The following description of the standby purchase agreement summarizes certain terms of the standby purchase agreement. A copy of the standby purchase agreement has been filed as an exhibit to our Current Report on Form 8-K filed on February 12, 2008. We urge you to carefully read the entire document.

Subject to certain conditions, the standby purchase agreement obligates us to sell, and requires the standby purchasers to purchase from us, up to an aggregate of $18 million of our common stock. Each of the standby purchasers have agreed to a maximum ownership limitation that restricts each from owning greater than 9.9% of our issued and outstanding shares of common stock following the closing of the transactions contemplated by the standby purchase agreement. Mr. Been has agreed to invest up to $10 million and Mr. Griffith has agreed to invest up to $8 million in the rights offering. Of this $18 million, approximately $1.99 million represents all of the shares purchasable with their basic subscription privileges. Each of the standby purchasers has agreed not to exercise its over-subscription privilege in any amount. In addition, the standby purchase agreement obligates us to sell, and requires the standby purchasers to purchase from us up to approximately $16.01 million of our common stock, depending on the number of unexercised subscription rights, which together with the shares purchasable under their basic subscription right totals their $18 million commitment. The price per full share paid by the standby purchasers for such common stock will be equal to the subscription price paid by our shareholders in the rights offering.

The obligation of the standby purchasers to fulfill the standby commitments under the standby purchase agreement is subject to the following conditions

•

our representations and warranties under the standby purchase agreement are true and correct in all material respects as of the date of the standby purchase agreement and the date of the closing of the transactions contemplated thereunder;

•

there having been no material adverse effect on our financial condition or earnings, financial position, operations, assets, results of operations, business or prospects and there having occurred no event or circumstance that would likely result in such a material adverse effect; and

•

there shall not have occurred a suspension in trading of our common stock by the SEC or the Nasdaq Global Select Market or a suspension of trading or the establishment of limited or minimum prices on securities generally on the New York Stock Exchange or The Nasdaq Global Select Market.

From the commencement of the rights offering until the expiration of the rights offering, none of the standby purchasers nor any of their respective affiliates over which they exercise investment authority may acquire any shares of our common stock; provided, however, that the foregoing will not restrict the acquisition of shares of our common stock by the standby purchasers or their respective affiliates (1) from us pursuant to the standby purchase agreement or (2) from the standby purchasers or one or more of their respective affiliates.

As of February 11, 2008, the standby purchasers, Jonathan W. Been and Benjamin W. Griffith, III beneficially owned 171,470 and 902,414 shares, respectively, or 0.91% and 4.77%, of our outstanding common stock, respectively. Because one member of our board of directors is participating as a standby purchaser, our audit committee has reviewed and approved the standby purchase agreement under our corporate governance guidelines, as well as our related party transaction policy.

Each standby purchaser has represented to us that they are not “affiliates” of the other within the meaning of Rule 405 of the Securities Act and are not acting in concert with each other and are not members of a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) and have no current intention to act in the future in a manner that would make them members of such a group.

Effects of Rights Offering on Ownership of Certain Beneficial Owners and Management

The following table sets forth information regarding the beneficial ownership of our common stock as of February 11, 2008 by our directors and our executive officers, and the potential effects of the rights offering, assuming each standby purchaser has been allocated an equal number of the unsubscribed shares issued upon completion of the rights offering and closing of the transactions contemplated by the standby purchase agreement.

The information provided in the table below is based on our records, information filed with the SEC and information provided to us, except where otherwise noted.

Name of Beneficial Owner Directors and Executive Officers	Number of Shares Beneficially Owned(1)	Percent of Class(2)	Percentage of Class if all Holders Exercise Subscription Rights(3)	Percentage of Class if only Standby Purchasers Exercise Subscription Rights(4)
Edward M. Beckham, II	85,446	0.45%	0.45%	0.39%
Alford C. Bridges	203,281	1.07%	1.07%	0.94%
Frank H. Childs, Jr.	62,840	0.33%	0.33%	0.29%
Thad G. Childs, Jr.(5)	201,088	1.06%	1.06%	0.93%
Tony E. Collins(6)	41,030	0.22%	0.22%	0.19%
Richard A. Collinsworth(7)	33,970	0.18%	0.18%	0.16%
Benjamin W. Griffith, III(8)	902,414	4.77%	4.77%	9.78%
James R. McLemore(9)	2,598	0.01%	0.01%	0.01%
Ruthie G. McMichael(10)	62,308	0.33%	0.33%	0.29%
Robert T. Mullis(11)	341,453	1.81%	1.81%	1.58%
Ben G. Porter	188,731	1.00%	1.00%	0.87%
John W. Ramsey(12)	510,170	2.70%	2.70%	2.36%
T. Kevin Reece(13)	130,593	0.69%	0.69%	0.60%
Robert M. Stalnaker(14)	17,680	0.09%	0.09%	0.08%
H. Cullen Talton, Jr.	33,354	0.18%	0.18%	0.15%
Joe E. Timberlake(15)	205,716	1.09%	1.09%	0.95%
H. Averett Walker(16)	122,515	0.65%	0.65%	0.57%
Larry C. Walker(17)	106,019	0.56%	0.56%	0.49%
Richard W. White(18)	86,722	0.46%	0.46%	0.40%
James R. Williams(19)	74,066	0.39%	0.39%	0.34%
All directors and executive officers as a group (20 persons)	3,411,994	18.04%	18.04%	21.37%

(1)	Unless otherwise indicated, the persons listed in the tables have sole voting and investment power with regard to the shares shown as owned by such persons.

(2)	Calculated on a basis of 18,915,078 shares outstanding, which excludes 209,788 options exercisable within 60 days of February 11, 2008.

(3)	Because each subscription right carries a basic subscription privilege and an over-subscription privilege, the maximum number of shares that any shareholder may purchase in this offering depends in part on the number of shares purchased by other shareholders. The figures in this column assume that all shareholders exercise all subscription rights issued to them for a total offering of 5,319,148 shares of common stock.

(4)	Assumes a total offering of 2,735,561 shares of common stock.

(5)	Mr. Childs has pledged 201,088 shares of our common stock as collateral.

(6)	Excludes 2,770 shares subject to presently exercisable options.

(7)	Excludes 79,987 shares of our common stock subject to presently exercisable options. Mr. Collinsworth has pledged 21,330 shares of our common stock as collateral.

(8)	Includes 49,000 shares held by Griffith Family Charitable Foundation, Inc. Mr. Griffith disclaims beneficial ownership of these shares.

(9)	Excludes 53,333 shares subject to presently exercisable options.

(10)	Includes 2,410 shares held by Mrs. McMichael’s husband and 9,426 shares titled solely to Mrs. McMichael’s son.

(11)	Includes 227,978 shares held by an affiliated corporation; 16,335 shares held jointly with Michael C. Griffin; and 118,144 shares for which Mr. Mullis holds a power of attorney. In addition, 194,274 shares of common stock beneficially owned by Mr. Mullis have been pledged as collateral. Mr. Mullis disclaims beneficial ownership for the shares held jointly with Mr. Griffin and the shares for which he holds a power of attorney.

(12)	Includes 159,720 shares held in the name of GFSE, which is owned by Rams Head Ltd., a Subchapter S corporation owned by Mr. Ramsey. Mr. Ramsey has pledged 505,170 shares of our common stock as collateral.

(13)	Includes 20,325 shares held by Mr. Reece’s wife. Mr. Reece has pledged 99,898 shares of our common stock as collateral.

(14)	Includes 1,766 shares held by Mr. Stalnaker’s wife.

(15)	Includes 15,146 shares held by Mr. Timberlake as trustee for revocable family trusts and 8,180 shares held by a broker as custodian for Mr. Timberlake.

(16)	Excludes 73,698 shares subject to presently exercisable options. Mr. Walker has pledged 86,302 shares of our common stock as collateral.

(17)	Includes 656 shares held by Mr. Walker’s wife and 76,850 shares titled in the name of David G. Walker and Lawrence C. Walker, Jr., co-trustees of the Lawrence C. Walker, Sr. Trust, all of which Mr. Walker holds beneficial ownership.

(18)	Includes 31,814 shares held jointly with Mr. White’s wife.

(19)	Includes 62,081 shares held jointly with Mr. William’s wife, and 4,838 shares that are titled solely to Mr. William’s wife. Mr. Williams has pledged 62,081 shares of our common stock as collateral.

Method of Exercising Subscription Rights

The exercise of subscription rights is irrevocable and may not be cancelled or modified. You may exercise your subscription rights as follows:

Subscription by Registered Holders

You may exercise your subscription rights by properly completing and executing the rights certificate together with any required signature guarantees and forwarding it, together with your full subscription payment, to the subscription agent at the address set forth below under “—Subscription Agent,” prior to the expiration of the rights offering.

Subscription by DTC Participants

We expect that the exercise of your subscription rights may be made through the facilities of DTC. If your subscription rights are held of record through DTC, you may exercise your subscription rights by instructing DTC, or having your broker instruct DTC, to transfer your subscription rights from your account to the account of the subscription agent, together with certification as to the aggregate number of subscription rights you are exercising and the number of shares of our common stock you are subscribing for under your basic subscription privilege and your over-subscription privilege, if any, and your full subscription payment.

Subscription by Beneficial Owners

If you are a beneficial owner of shares of our common stock that are registered in the name of a broker, custodian bank or other nominee, or if you hold our common stock certificates and would prefer to have an institution conduct the transaction relating to the subscription rights on your behalf, you should instruct your broker, custodian bank or other nominee or institution to exercise your subscription rights and deliver all documents and payment on your behalf prior to 5:00 p.m., local time, on March 10, 2008, which is the expiration of the rights offering. Your subscription rights will not be considered exercised unless the subscription agent receives from you, your broker, custodian bank, nominee or institution, as the case may be, all of the required documents and your full subscription payment prior to 5:00 p.m., local time, on March 10, 2008.

Payment Method

Payments must be made in full in U.S. currency by:

•	check or bank draft payable to Registrar and Transfer Company, or the subscription agent, drawn upon a U.S. bank;

•	postal, telegraphic or express money order payable to the subscription agent; or

•	wire transfer of immediately available funds to accounts maintained by the subscription agent.

Payment received after the expiration of the rights offering will not be honored, and the subscription agent will return your payment to you, without interest, as soon as practicable. The subscription agent will be deemed to receive payment upon:

•	clearance of any uncertified check deposited by the subscription agent;

•	receipt by the subscription agent of any certified check or bank draft, drawn upon a U.S. bank;

•	receipt by the subscription agent of any postal, telegraphic or express money order; or

•	receipt of collected funds in the subscription agent’s account.

If you elect to exercise your subscription rights, we urge you to consider using a certified or cashier’s check, money order or wire transfer of funds to ensure that the subscription agent receives your funds prior to the expiration of the rights offering. If you send an uncertified check, payment will not be deemed to have been received by the subscription agent until the check has cleared. If you send a certified check or bank draft, drawn upon a U.S. bank, a postal, telegraphic or express money order or wire or transfer funds directly to the subscription agent’s account, payment will be deemed to have been received by the subscription agent immediately upon receipt of such instruments and wire or transfer.

Any personal check used to pay for shares of our common stock must clear the appropriate financial institutions prior to 5:00 p.m., local time, on March 10, 2008, which is the expiration of the rights offering. The clearinghouse may require five or more business days. Accordingly, holders that wish to pay the subscription price by means of an uncertified personal check are urged to make payment sufficiently in advance of the expiration of the rights offering to ensure such payment is received and clears by such date.

You should read the instruction letter accompanying the rights certificate carefully and strictly follow it. DO NOT SEND RIGHTS CERTIFICATES OR PAYMENTS TO US. Except as described below under “—Guaranteed Delivery Procedures,” we will not consider your subscription received until the subscription agent has received delivery of a properly completed and duly executed rights certificate and payment of the full subscription amount. The risk of delivery of all documents and payments is borne by you or your nominee, not by the subscription agent or us.

The method of delivery of rights certificates and payment of the subscription amount to the subscription agent will be at the risk of the holders of subscription rights. If sent by mail, we recommend that you send those certificates and payments by overnight courier or by registered mail, properly insured, with return receipt requested, and that a sufficient number of days be allowed to ensure delivery to the subscription agent and clearance of payment prior to the expiration of the rights offering.

Unless a rights certificate provides that the shares of our common stock are to be delivered to the record holder of such rights or such certificate is submitted for the account of a bank or a broker, signatures on such rights certificate must be guaranteed by an “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act, subject to any standards and procedures adopted by the subscription agent.

Missing or Incomplete Subscription Information

If you do not indicate the number of subscription rights being exercised, or the subscription agent does not receive the full subscription payment for the number of subscription rights that you indicate are being exercised, then you will be deemed to have exercised the maximum number of subscription rights that may be exercised with the aggregate subscription payment you delivered to the subscription agent. If the subscription agent does not apply your full subscription payment to your purchase of shares of our common stock, any excess subscription payment received by the subscription agent will be returned, without interest, as soon as practicable.

Expiration Date and Amendments

The subscription period, during which you may exercise your subscription rights, expires at 5:00 p.m., local time, on March 10, 2008, which is the expiration of the rights offering. If you do not exercise your subscription rights prior to that time, your subscription rights will expire and will no longer be exercisable. We will not be required to issue shares of our common stock to you if the subscription agent receives your rights certificate or your subscription payment after that time, regardless of when the rights certificate and subscription payment were sent, unless you send the documents in compliance with the guaranteed delivery procedures described below. We have the option, with the approval of the standby purchasers, to extend the rights offering and the period for exercising your subscription rights for a period not to exceed 15 days, although we do not presently intend to do so. We may extend the expiration of the rights offering by giving oral or written notice to the subscription agent prior to the expiration of the rights offering. If we elect to extend the expiration of the rights offering, we will issue a press release announcing such extension no later than 9:00 a.m., local time, on the next business day after the most recently announced expiration of the rights offering. We reserve the right to amend or modify the terms of the rights offering.

Subscription Price

We established a pricing committee, comprised of independent members of our board of directors, who are not acting as standby purchasers. In determining the subscription price, the pricing committee considered a number of factors, including: the price at which our shareholders might be willing to participate in the rights offering, historical and current trading prices for our common stock, the need for liquidity and capital and the desire to provide an opportunity to our shareholders to participate in the rights offering on a pro rata basis. In conjunction with its review of these factors, the pricing committee also reviewed a range of discounts to market value represented by the subscription prices in various prior rights offerings of public companies. The subscription price for a subscription right is $6.58 per full share, which represents the average of the closing sales prices of our common stock for the 10 trading days ending on February 8, 2008, less a 10% discount. The subscription price is not necessarily related to our book value, net worth or any other established criteria of value and may or may not be considered the fair value of our common stock to be offered in the rights offering.

We cannot assure you that the market price of our common stock will not decline during or after the rights offering. We also cannot assure you that you will be able to sell shares of our common stock purchased during the rights offering at a price equal to or greater than the subscription price. We urge you to obtain a current quote for our common stock before exercising your subscription rights.

Conditions, Withdrawal and Termination

We reserve the right to withdraw the rights offering prior to the expiration of the rights offering for any reason. We may terminate the rights offering, in whole or in part, if at any time before completion of the rights offering there is any judgment, order, decree, injunction, statute, law or regulation entered, enacted, amended or held to be applicable to the rights offering that in the sole judgment of our board of directors, excluding the director who is also a standby purchaser, would or might make the rights offering or its completion, whether in whole or in part, illegal or otherwise restrict or prohibit completion of the rights offering. We may waive any of these conditions and choose to proceed with the rights offering even if one or more of these events occur. If we terminate the rights offering, in whole or in part, all affected subscription rights will expire without value, and all excess subscription payments received by the subscription agent will be returned, without interest, as soon as practicable.

Cancellation Rights

Our board of directors, excluding the director who is also a standby purchaser, may cancel the rights offering at any time prior to the time the rights offering expires for any reason. If we cancel the rights offering, we will issue a press release notifying shareholders of the cancellation and all subscription payments received by the subscription agent will be returned, without interest, as soon as practicable.

Subscription Agent

The subscription agent for this offering is Registrar and Transfer Company. The address to which subscription documents, rights certificates, notices of guaranteed delivery and subscription payments other than wire transfers should be mailed or delivered is:

By Mail: Registrar and Transfer Company P.O. Box 645 Cranford, NJ 07016-0645 Attn: Reorg/Exchange Department	By Hand or Overnight Courier: Registrar and Transfer Company 10 Commerce Drive Cranford, NJ 07016 Attn: Reorg/Exchange Department

If you deliver subscription documents, rights certificates or notices of guaranteed delivery in a manner different than that described in this prospectus supplement, we may not honor the exercise of your subscription rights.

You should direct any questions or requests for assistance concerning the method of subscribing for the shares of our common stock or for additional copies of this prospectus supplement and the accompanying prospectus to the information agent, MacKenzie Partners, Inc., at (800) 322-2885 (toll-free) or (212) 929-5500 (collect), or rightsoffering@mackenziepartners.com.

Fees and Expenses

We will pay all fees charged by the subscription agent and the information agent. You are responsible for paying any other commissions, fees, taxes or other expenses incurred in connection with the exercise of the subscription rights.

No Fractional Shares

We will not issue fractional shares. Fractional shares of our common stock resulting from the exercise of the basic subscription privileges and the over-subscription privileges will be eliminated by rounding down to the nearest whole share, with the total subscription payment being adjusted accordingly. Any excess subscription payments received by the subscription agent will be returned, without interest, as soon as practicable.

Medallion Guarantee May Be Required

Your signature on each subscription rights certificate must be guaranteed by an eligible institution, such as a member firm of a registered national securities exchange or a member of the Financial Industry Regulatory Authority, Inc., or a commercial bank or trust company having an office or correspondent in the United States, subject to standards and procedures adopted by the subscription agent, unless:

•	your subscription rights certificate provides that shares are to be delivered to you as record holder of those subscription rights; or

•	you are an eligible institution.

Notice to Nominees

If you are a broker, custodian bank or other nominee holder that holds shares of our common stock for the account of others on the record date, you should notify the beneficial owners of the shares for whom you are the nominee of the rights offering as soon as possible to learn their intentions with respect to exercising their subscription rights. You should obtain instructions from the beneficial owner, as set forth in the instructions we have provided to you for your distribution to beneficial owners. If the beneficial owner so instructs, you should complete the appropriate rights certificate and submit it to the subscription agent with the proper subscription payment. If you hold shares of our common stock for the account(s) of more than one beneficial owner, you may exercise the number of subscription rights to which all beneficial owners in the aggregate otherwise would have been entitled had they been direct holders of our common stock on the record date, provided that you, as a nominee record holder, make a proper showing to the subscription agent by submitting the form entitled “Nominee Holder Certification,” which is provided with your rights offering materials. If you did not receive this form, you should contact the subscription agent to request a copy.

Beneficial Owners

If you are a beneficial owner of shares of our common stock or will receive your subscription rights through a broker, custodian bank or other nominee, we will ask your broker, custodian bank or other nominee to notify you of the rights offering. If you wish to exercise your subscription rights, you will need to have your broker, custodian bank or other nominee act for you. If you hold certificates of our common stock directly and would prefer to have your broker, custodian bank or other nominee act for you, you should contact your nominee and request it to effect the transactions for you. To indicate your decision with respect to your subscription rights, you should complete and return to your broker, custodian bank or other nominee the form entitled “Beneficial Owner

Election Form.” You should receive this form from your broker, custodian bank or other nominee with the other rights offering materials. If you wish to obtain a separate subscription rights certificate, you should contact the nominee as soon as possible and request that a separate subscription rights certificate be issued to you. You should contact your broker, custodian bank or other nominee if you do not receive this form, but you believe you are entitled to participate in the rights offering. We are not responsible if you do not receive the form from your broker, custodian bank or nominee or if you receive it without sufficient time to respond.

Guaranteed Delivery Procedures

If you wish to exercise subscription rights, but you do not have sufficient time to deliver the rights certificate evidencing your subscription rights to the subscription agent prior to the expiration of the rights offering, you may exercise your subscription rights by the following guaranteed delivery procedures:

•

deliver to the subscription agent prior to the expiration of the rights offering the subscription payment for each share you elected to purchase pursuant to the exercise of subscription rights in the manner set forth above under “—Payment Method”;

•	deliver to the subscription agent prior to the expiration of the rights offering the form entitled “Notice of Guaranteed Delivery”; and

•

deliver the properly completed rights certificate evidencing your subscription rights being exercised and the related nominee holder certification, if applicable, with any required signatures guaranteed, to the subscription agent within three business days following the date you submit your Notice of Guaranteed Delivery.

Your Notice of Guaranteed Delivery must be delivered in substantially the same form provided with the “Form of Instructions as to Use of Security Bank Corporation Rights Certificates,” which will be distributed to you with your rights certificate. Your Notice of Guaranteed Delivery must include a signature guarantee from an eligible institution, acceptable to the subscription agent. A form of that guarantee is included with the Notice of Guaranteed Delivery.

In your Notice of Guaranteed Delivery, you must provide:

•	your name;

•

the number of subscription rights represented by your rights certificate, the number of shares of our common stock for which you are subscribing under your basic subscription privilege, and the number of shares of our common stock for which you are subscribing under your over-subscription privilege, if any; and

•

your guarantee that you will deliver to the subscription agent a rights certificate evidencing the subscription rights you are exercising within three business days following the date the subscription agent receives your Notice of Guaranteed Delivery.

You may deliver your Notice of Guaranteed Delivery to the subscription agent in the same manner as your rights certificate at the address set forth above under “—Subscription Agent.” You may alternatively transmit your Notice of Guaranteed Delivery to the subscription agent by facsimile transmission at 908-497-2311. To confirm facsimile deliveries, you may call 908-497-2300 x2554.

The information agent will send you additional copies of the form of Notice of Guaranteed Delivery if you need them. To request additional copies of the form of Notice of Guaranteed, please contact the information agent, MacKenzie Partners, Inc., at (800) 322-2885 (toll-free) or (212) 929-5500 (collect), or rightsoffering@mackenziepartners.com.

Transferability of Subscription Rights

The subscription rights granted to you are non-transferable and, therefore, you may not sell, transfer or assign your subscription rights to anyone.

Validity of Subscriptions

We will resolve all questions regarding the validity and form of the exercise of your subscription rights, including time of receipt and eligibility to participate in the rights offering. Our determination will be final and binding. Once made, subscriptions and directions are irrevocable, and we will not accept any alternative, conditional or contingent subscriptions or directions. We reserve the absolute right to reject any subscriptions or directions not properly submitted or the acceptance of which would be unlawful. You must resolve any irregularities in connection with your subscriptions before the subscription period expires, unless waived by us in our sole discretion. Neither we nor the subscription agent shall be under any duty to notify you or your representative of defects in your subscriptions. A subscription will be considered accepted, subject to our right to withdraw or terminate the rights offering, only when a properly completed and duly executed rights certificate and any other required documents and the full subscription payment have been received by the subscription agent. Our interpretations of the terms and conditions of the rights offering will be final and binding.

Escrow Arrangements; Return of Funds

The subscription agent will hold funds received in payment for shares of our common stock in a segregated account pending completion of the rights offering. The subscription agent will hold this money in escrow until the rights offering is completed or is withdrawn and canceled. If the rights offering is canceled for any reason, all subscription payments received by the subscription agent will be returned, without interest, as soon as practicable.

Shareholder Rights

You will have no rights as a holder of the shares of our common stock you purchase in the rights offering, if any, until certificates representing the shares of our common stock are issued to you or your account at your record holder is credited with the shares of our common stock purchased in the rights offering. You will have no right to revoke your subscriptions after your rights certificate or the “Beneficial Owner Election Form”, the full subscription payment and any other required documents have been delivered to the subscription agent.

Foreign Shareholders

We will not mail this prospectus supplement or rights certificates to shareholders with addresses that are outside the United States or that have an army post office or foreign post office address. The subscription agent will hold these rights certificates for their account. To exercise subscription rights, our foreign shareholders must notify the subscription agent prior to 11:00 a.m., local time, at least three business days prior to the expiration of the rights offering and demonstrate to the satisfaction of the subscription agent that the exercise of such subscription rights does not violate the laws of the jurisdiction of such shareholder.

No Revocation or Change

Once you submit the form of rights certificate to exercise any subscription rights, you are not allowed to revoke or change the exercise or request a refund of monies paid. All exercises of subscription rights are irrevocable, even if you learn information about us that you consider to be unfavorable. You should not exercise your subscription rights unless you are certain that you wish to purchase additional shares of our common stock at the subscription price.

Regulatory Limitation

We will not be required to issue to you shares of our common stock pursuant to the rights offering if, in our opinion, you are required to obtain prior clearance or approval from any state or federal regulatory authorities to own or control such shares and if, at the time the rights offering expires, you have not obtained such clearance or approval.

Material U.S. Federal Income Tax Treatment of Rights Distribution

For U.S. federal income tax purposes, you should not recognize income or loss upon receipt or exercise of these subscription rights to purchase shares of our common stock for the reasons described below in “Material U.S. Federal Income Tax Consequences.”

No Recommendation to Rights Holders

Our board of directors is making no recommendation regarding your exercise of the subscription rights. You are urged to make your decision based on your own assessment of our business and the rights offering. Please see “Risk Factors” for a discussion of some of the risks involved in investing in our common stock.

Listing

The subscription rights will not be listed for trading on The Nasdaq Global Select Market or any stock exchange or market or on the OTC Bulletin Board. The shares of our common stock issuable upon exercise of the subscription rights will be listed on The Nasdaq Global Select Market under the ticker symbol “SBKC.”

Shares of Our Common Stock Outstanding After the Rights Offering

Assuming no options are exercised prior to the expiration of the rights offering, we expect approximately 24,234,226 shares of our common stock will be outstanding immediately after completion of the rights offering and the closing of the transactions contemplated by the standby purchase agreement.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion is a summary of the material federal income tax consequences to U.S. Holders of our common stock (as defined below) of the receipt of subscription rights in the rights offering and the ownership, exercise and disposition of the subscription rights. In the following discussion, “we,” “us” and similar words refer to Security Bank Corporation and not to Alston & Bird LLP. This discussion is a summary and does not consider all aspects of U.S. federal income taxation that may be relevant to particular U.S. Holders in the light of their individual investment circumstances or to certain types of U.S. Holders that are subject to special tax rules, including partnerships, banks, financial institutions or other “financial services” entities, broker-dealers, insurance companies, tax-exempt organizations, regulated investment companies, real estate investment trusts, retirement plans, individual retirement accounts or other tax-deferred accounts, persons who use or are required to use mark-to-market accounting, persons that received our common stock in satisfaction of our prior indebtedness to such persons, persons that hold rights or our common stock as part of a “straddle,” a “hedge” or a “conversion transaction,” persons that have a functional currency other than the U.S. dollar, investors in pass-through entities, certain former citizens or permanent residents of the United States and persons subject to the alternative minimum tax. This discussion also does not address any federal non-income, state, local or foreign tax considerations to U.S. Holders, nor does it address any tax considerations to persons other than U.S. Holders. This summary assumes that U.S. Holders have held our common stock exclusively as a “capital asset” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code. This summary is based on the Code and applicable Treasury Regulations, rulings, administrative pronouncements and decisions as of the date hereof, all of which are subject to change or differing interpretations at any time with possible retroactive effect.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our common stock who is (1) a citizen or an individual resident of the United States; (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized, or treated as created or organized, in or under the laws of the United States or any political subdivision of the United States; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust (a) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust or (b) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If a partnership (or entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. In this event, the partner and partnership should consult their tax advisors concerning the tax treatment of the receipt of subscription rights in the rights offering and the ownership, exercise and disposition of the subscription rights.

EACH HOLDER OF OUR COMMON STOCK IS URGED TO CONSULT ITS TAX ADVISOR REGARDING THE SPECIFIC FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX CONSIDERATIONS OF THE RECEIPT OF SUBSCRIPTION RIGHTS IN THE RIGHTS OFFERING AND THE OWNERSHIP, EXERCISE AND DISPOSITION OF THE SUBSCRIPTION RIGHTS.

Receipt, Exercise and Expiration of the Subscription Rights; Tax Basis and Holding Period of Shares Received upon Exercise of the Subscription Rights

You should not recognize taxable income for United States federal income tax purposes in connection with the receipt of subscription rights in the rights offering. If you allow the subscription rights received in the offering to expire, you should not recognize any gain or loss upon the expiration of the subscription rights. You also should not recognize any gain or loss upon the exercise of the subscription rights received in the rights offering, and the tax basis of the shares of our common stock acquired through the exercise of the subscription rights should equal the sum of the subscription price for the shares and your tax basis, if any, in the subscription rights.

Your tax basis in the subscription rights will generally be zero unless either (1) the fair market value of the subscription rights on the date such subscription rights are distributed is equal to or exceeds 15% of the fair market value on such date of our common stock with respect to which they are received or (2) you elect, in your United States federal income tax return for the taxable year in which the subscription rights are received, to allocate part of the tax basis of such common stock to the subscription rights. In either case, a portion of your basis in our common stock with respect to which the subscription rights are received will be allocated to such subscription rights in proportion to the respective fair market values of our common stock and the subscription rights on the date the subscription rights are distributed. The fair market value of the subscription rights on the date the subscription rights are distributed is uncertain, and we have not obtained, and do not intend to obtain, an appraisal of the fair market value of the subscription rights on that date. In determining the fair market value of the subscription rights, you should consider all relevant facts and circumstances, including any difference between the subscription price of the subscription rights and the trading price of our common stock on the date that the subscription rights are distributed, the length of the period during which the subscription rights may be exercised and the fact that the subscription rights are non-transferable. If you have tax basis in the subscription rights and you allow the subscription rights to expire, the tax basis of our common stock owned by you with respect to which such subscription rights were distributed will be restored to the tax basis of such common stock immediately before the receipt of the subscription rights in the rights offering. The holding period for the shares of our common stock acquired through the exercise of the rights will begin on the date the rights are exercised.

If you exercise the subscription rights received in this rights offering after disposing of the shares of our common stock with respect to which the subscription rights are received, then certain aspects of the tax treatment of the exercise of the subscription rights are unclear, including (1) the allocation of tax basis between our common stock previously sold and the subscription rights, (2) the impact of such allocation on the amount and timing of gain or loss recognized with respect to our common stock previously sold, and (3) the impact of such allocation on the tax basis of our common stock acquired through exercise of the subscription rights. If you exercise the subscription rights received in the rights offering after disposing of the shares of our common stock with respect to which the subscription rights are received, you should consult your tax advisor.

Sale of Shares of Our Common Stock and Receipt of Distributions on Shares of Our Common Stock

You will recognize capital gain or loss upon the sale of our common stock acquired through the exercise of subscription rights in an amount equal to the difference between the amount realized and your tax basis in our common stock. The capital gain or loss will be long-term if your holding period in the shares is more than one year. Long-term capital gains recognized by individuals are taxable under current law at a maximum rate of 15%. Under current law, long-term capital gains recognized by individuals will be taxable at a maximum rate of 20% for taxable years beginning after December 31, 2010. Long-term capital gains recognized by corporations are taxable at ordinary corporate tax rates. If you have held your shares of our common stock for one year or less, your capital gain or loss will be short-term. Short-term capital gains are taxed at a maximum rate equal to the maximum rate applicable to ordinary income. Your ability to use any capital loss is subject to certain limitations.

Distributions, if any, on shares of our common stock acquired through the exercise of subscription rights will be taxable to you as a dividend to the extent that the cash and fair market value of property is allocable to our current and accumulated earnings and profits for the taxable year in which the distribution is made. Dividends received by corporate holders of our common stock are taxable at ordinary corporate tax rates, subject to any applicable dividends-received deduction. Dividends received by noncorporate (individual) holders of our common stock in taxable years beginning before January 1, 2011 are taxed under current law at the holder’s capital gain tax rate (a maximum rate of 15%) provided that the holder meets applicable holding period and other requirements. Under current law, dividends received by noncorporate holders of our common stock in subsequent taxable years will be taxed as ordinary income at a maximum rate of 35%. Any distributions in excess of our current and accumulated earnings and profits will be treated as a tax-free return of basis, and any further distributions in excess of your basis in our common stock will be treated as gain from the sale or exchange of such common stock.

Information Reporting and Backup Withholding

You may be subject to information reporting and/or backup withholding with respect to dividend payments on or the gross proceeds from the disposition of our common stock acquired through the exercise of subscription rights. Backup withholding may apply under certain circumstances if you (1) fail to furnish your social security or other taxpayer identification number, or TIN, (2) furnish an incorrect TIN, (3) fail to report interest or dividends properly, or (4) fail to provide a certified statement, signed under penalty of perjury, that the TIN provided is correct and that you are not subject to backup withholding. Any amount withheld from a payment under the backup withholding rules is allowable as a credit against (and may entitle you to a refund with respect to) your federal income tax liability, provided that the required information is furnished to the Internal Revenue Service. Certain persons are exempt from backup withholding, including corporations and financial institutions. You should consult your tax advisors as to your qualification for exemption from withholding and the procedure for obtaining such exemption.

PLAN OF DISTRIBUTION

As soon as practicable after the record date for the rights offering, we will distribute the subscription rights and rights certificates to individuals who owned shares of our common stock at 5:00 p.m., local time, on February 11, 2008. If you wish to exercise your subscription rights and purchase shares of our common stock, you should complete the rights certificate and return it with payment for the shares to the subscription agent, Registrar and Transfer Company, at the following address:

By Mail: Registrar and Transfer Company P.O. Box 645 Cranford, NJ 07016-0645 Attn: Reorg/Exchange Department	By Hand or Overnight Courier: Registrar and Transfer Company 10 Commerce Drive Cranford, NJ 07016 Attn: Reorg/Exchange Department

See “The Rights Offering—Method of Exercising Subscription Rights.” If you have any questions, you should contact the information agent, MacKenzie Partners, Inc., at (800) 322-2885 (toll-free) or (212) 929-5500 (collect), or rightsoffering@mackenziepartners.com.

Other than the standby purchase agreement as described herein, we do not know of any existing agreements between or among any shareholder, broker, dealer, underwriter or agent relating to the sale or distribution of the underlying common stock.

LEGAL MATTERS

Alston & Bird LLP will render an opinion regarding whether the shares of common stock into which the rights are exercisable will be validly issued.

EXPERTS

The audited consolidated financial statements of Security Bank Corporation as of December 31, 2006 and 2005 and for each of the years in the three-year period ended December 31, 2006 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 have been incorporated in this prospectus supplement and in the registration statement by reference and have been so incorporated in reliance upon the reports of McNair, McLemore, Middlebrooks & Co., LLP, an independent registered public accounting firm, given upon the authority of said firm as experts in accounting and auditing.

PROSPECTUS

Common Stock

Depositary Shares

Senior Debt Securities

Subordinated Debt Securities

Rights

Purchase Contracts

Warrants

Units

We may offer and sell, from time to time, in one or more offerings, together or separately, any combination of the securities described in this prospectus. The aggregate initial offering price of the securities that we offer will not exceed $125,000,000. We may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis.

This prospectus describes some of the general terms that may apply to these securities and the general manner in which they may be offered. The specific terms of any securities to be offered, and the specific manner in which they may be offered, will be described in one or more supplements to this prospectus. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement. Before investing, you should carefully read this prospectus and any related prospectus supplement.

Our common stock is listed on the Nasdaq Global Select Market under the ticker symbol “SBKC.”

You should refer to the risk factors included in our periodic reports and other information that we file with the Securities and Exchange Commission and carefully consider that information before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

These securities are not savings accounts, deposits or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this prospectus is January 31, 2008

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration or continuous offering process. By using a shelf registration statement, we may, from time to time, sell any combination of the securities described in this prospectus in one or more offerings having an initial aggregate offering price of up to $125,000,000.

This prospectus provides you with a general description of each of the securities we may offer. Each time we offer and sell any of these securities, we will provide a prospectus supplement that contains specific information about the terms of that offering. The supplement may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and each prospectus supplement, you should rely on the information in that prospectus supplement. Before purchasing any of our securities, you should carefully read both this prospectus and each prospectus supplement together with the additional information described under the headings “Where You Can Find More Information” and “Incorporation of Certain Information by Reference.”

The registration statement containing this prospectus, including exhibits to the registration statement, provides additional information about us and the securities offered under this prospectus. The registration statement may be read at the SEC website or at the SEC office mentioned under the heading “Where You Can Find More Information.”

You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We will not make an offer to sell our securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus, as well as information we previously filed with the SEC and have incorporated by reference, is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

In this prospectus, we refer to common stock, senior debt securities, subordinated debt securities, depositary shares, rights, purchase contracts and units collectively as “securities.” The terms “we,” “us,” and “our” refer to Security Bank Corporation, and our subsidiaries, Security Bank of Bibb County, Security Bank of North Metro, Security Bank of North Fulton, Security Bank of Houston County, Security Bank of Jones County, Security Bank of Gwinnett County, CFS Wealth Management, LLC and Fairfield Financial Services, Inc., a subsidiary of Security Bank of Bibb County; except that in the discussion of our capital stock and related matters these terms refer solely to Security Bank Corporation and not to any of our subsidiaries.

i

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy, at prescribed rates, any documents we have filed with the SEC at its Public Reference Room located at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We also file these documents with the SEC electronically. You can access the electronic versions of these filings on the SEC’s Internet website found at http://www.sec.gov.

We have filed with the SEC a registration statement on Form S-3 relating to the securities covered by this prospectus and any prospectus supplement. This prospectus is a part of the registration statement and does not contain all the information in the registration statement. Whenever a reference is made in this prospectus or any prospectus supplement to a contract or other document, the reference is only a summary and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC’s Public Reference Room in Washington, D.C., as well as through the SEC’s Internet website.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC’s rules allow us to “incorporate by reference” into this prospectus the information we file with the SEC. This means that we can disclose important information to you by referring you to another document without restating that information in this document. Any information incorporated by reference into this prospectus is considered to be part of this prospectus from the date we file that document. Any reports filed by us with the SEC after the date of this prospectus will automatically update and, where applicable, supersede any information contained in this prospectus or incorporated by reference in this prospectus.

We incorporate by reference into this prospectus the following documents or information filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

(a) Our Annual Report on Form 10-K for the year ended December 31, 2006;

(b) Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007;

(c) Our Current Reports on Form 8-K, filed on January 1, 2007, February 6, 2007, March 23, 2007, April 11, 2007, May 16, 2007, August 8, 2007, September 24, 2007, October 11, 2007 and December 21, 2007;

(d) The description of the common stock set forth in our Registration Statement on Form 8-A (SEC File No. 000-23261) and any amendment or report filed for the purpose of updating such description, filed on October 23, 1997;

(e) All documents filed by us under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 on or after the date of this prospectus and before the termination of this offering (except for information furnished to the SEC that is not deemed to be “filed” for purposes of the Exchange Act).

We will provide to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, a copy of any or all of the information or documents that we have incorporated by reference into this prospectus. We will provide this information upon written or oral request at no cost to the requester. You may request this information by contacting our corporate headquarters at the following address and telephone number:

SECURITY BANK CORPORATION

4219 FORSYTH ROAD

MACON, GEORGIA 31210

(478) 722-6200

ATTENTION: Lorraine Miller

A WARNING ABOUT FORWARD-LOOKING STATEMENTS

This prospectus and any accompanying prospectus supplements contain or incorporate statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements discuss future expectations, describe future plans and strategies, contain projections of results of operations or of financial condition or state other forward-looking information. Forward-looking statements are generally identifiable by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “would,” “endeavor,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “may,” “objective,” “potential,” “plan,” “predict,” “project,” “seek,” “should,” “will” and other similar words and expressions of future intent.

Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors that could cause actual results and performance to differ from those expressed in our forward-looking statements we make or incorporate by reference in this prospectus include, but are not limited to:

•	our ability to effectively manage interest rate risk and other market risk, credit risk and operational risk;

•

possible changes in the quality or composition of our loans or investment portfolios, including adverse developments in the real estate markets, the borrowers’ industries or in the repayment ability of individual borrowers or issuers;

•	our ability to manage fluctuations in the value of assets and liabilities and off-balance sheet exposure so as to maintain sufficient capital and liquidity to support our business;

•	our ability to expand into new markets;

•

possible changes in general economic and business conditions, including real estate and economic markets, in the United States in general and in the larger region and communities we serve in particular may lead to a deterioration in credit quality, thereby requiring increases in our provision for credit losses, or a reduced demand for credit, thereby reducing earning assets;

•	the cost and other effects of material contingencies;

•	our ability to keep pace with technological changes;

•	our ability to develop competitive new products and services in a timely manner and the acceptance of such products and services by our customers and potential customers;

•

further easing of restrictions on participants in the financial services industry, such as banks, securities brokers and dealers, investment companies, credit unions and finance companies, may increase competitive pressures and affect our ability to preserve our customer relationships and margins;

•	the costs of integrating our operations with the various banks we may acquire, which could be greater than we expect;

•

potential customer loss and deposit attrition as a result of any merger or acquisition of additional banks and the failure to achieve expected gains, revenue growth and/or expense savings from such a transaction;

•	the threat or occurrence of war or acts of terrorism and the existence or exacerbation of general geopolitical instability and uncertainty;

•	possible changes in trade, monetary and fiscal policies, laws, and regulations, and other activities of governments, agencies, and similar organizations, including changes in accounting standards; and

•	Management’s inability to develop and execute plans to effectively respond to unexpected changes.

The cautionary statements in this prospectus, any accompanying prospectus supplement and any documents incorporated by reference herein also identify important factors and possible events that involve risk and uncertainties that could cause our actual results to differ materially from those contained in the forward-looking statements. These forward-looking statements speak only as of the date on which the statements were made. We do not intend, and undertake no obligation, to update or revise any forward-looking statements contained in this prospectus, whether as a result of differences in actual results, changes in assumptions or changes in other factors affecting such statements, except as required by law.

SECURITY BANK CORPORATION

We are a Georgia corporation registered under the Bank Holding Company Act of 1956, as amended. Our banking subsidiaries include Security Bank of Bibb County, located in Macon, Georgia, Security Bank of North Metro, located in Woodstock, Georgia, Security Bank of Houston County, located in Perry, Georgia, Security Bank of Jones County, located in Gray, Georgia, Security Bank of North Fulton, located in Alpharetta, Georgia and Security Bank of Gwinnett County, located in Suwanee, Georgia. All of our banking subsidiaries are Georgia state banks. We engage in community banking activities.

Each of our subsidiary banks operates as a separate legal entity under the corporate umbrella of Security Bank Corporation. As a result, each bank has its own board of directors and management comprised of persons known in the local community in which that bank operates. We provide significant assistance and oversight, however, to our subsidiary banks in areas such as budgeting, marketing, human resource management, credit administration, operations and funding. This allows us to maintain efficient centralized reporting and policies while maintaining local decision-making capabilities, which we believe enables us to compete effectively in our current markets.

Our banking subsidiaries provide a broad range of community banking services to commercial, small business and retail customers, offering a variety of transaction and savings deposit products, cash management services, secured and unsecured loan products, including revolving credit facilities, and letters of credit and similar financial guarantees. The strategy of our banking subsidiaries includes a focus on personalized customer service while offering the sophisticated products and services found at much larger banks. In addition to our traditional banking services, we also operate Fairfield Financial Services, Inc., which is a traditional residential mortgage originator and interim real estate development lender with a number of production locations throughout Georgia, and CFS Wealth Management, LLC, an investment management and planning firm.

Our principal executive offices are located at 4219 Forsyth Road, Macon, Georgia 31210 and our telephone number is (478) 722-6200.

RISK FACTORS

An investment in our securities involves a high degree of risk. Before making an investment decision, you should carefully read and consider the risk factors incorporated by reference in this prospectus, as well as those contained in any applicable prospectus supplement, as the same may be updated from time to time by our future filings with the SEC under the Securities Exchange Act of 1934, as amended. You should also refer to other information contained in or incorporated by reference in this prospectus and any applicable prospectus supplement, including our financial statements and the related noted incorporated by reference herein. Additional risks and uncertainties not presently known to us at this time or that we currently deem immaterial may also materially and adversely affect our business and operations.

USE OF PROCEEDS

We intend to use the net proceeds from sales of our securities as set forth in the applicable prospectus supplement or pricing supplement relating to a specific issuance of securities.

RATIO OF EARNINGS TO FIXED CHARGES

The Company’s consolidated ratio of earnings to fixed charges for each of the five fiscal years ended December 31, 2006 and each of the nine-month periods ended September 30, 2006 and September 30, 2007 are as follows:

	Nine Months Ended September 30,		Year Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
Ratio of Earnings to Fixed Charges (1)	1.28x	1.62x	1.54x	1.91x	2.33x	2.04x	1.68x

(1)	Earnings are defined as the sum of earnings before income taxes, fixed charges and amortization of capitalized interest less capitalized interest. Fixed charges are defined as interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness, plus interest within rent expense, which is estimated to be one-third of rental expense (a common practice within the banking industry).

DESCRIPTION OF SECURITIES WE MAY OFFER

This prospectus contains summary descriptions of our common stock, depositary shares, senior debt securities, subordinated debt securities, rights, purchase contracts, warrants and units that we may offer from time to time. These summary descriptions are not meant to be complete descriptions of each security. The particular terms of any security will be described in the accompanying prospectus supplement and other offering material. The accompanying prospectus supplement may add, update or change the terms and conditions of the securities as described in this prospectus.

DESCRIPTION OF COMMON STOCK

In this section, we describe the material features and rights of our common stock. This summary does not purport to be exhaustive and is qualified in its entirety by reference to our articles of incorporation, our bylaws and to the applicable provisions of Georgia law.

General

Our authorized capital stock consists of 50,000,000 shares of common stock, $1.00 par value per share. Our shares of common stock are traded on The Nasdaq Global Select Market under the symbol “SBKC.”

Holders of our common stock are entitled to:

•	one vote for each share of common stock held;

•	receive dividends if and when declared by our board of directors from our unreserved and unrestricted earned surplus or our unreserved and unrestricted net earnings for the current fiscal year; and

•

share ratably in our net assets, legally available to our shareholders in the event of our liquidation, dissolution or winding up, after payment in full of all amounts required to be paid to creditors or provision for such payment.

Holders of our common stock have no preemptive, subscription, redemption, conversion or cumulative voting rights. Additionally, our articles of incorporation do not authorize the issuance of any other class of securities. Our outstanding common stock is fully paid and nonassessable.

Our amended and restated articles of incorporation and amended and restated bylaws contain various protective provisions that would have the effect of impeding an attempt to change or remove our board of directors or to gain control of our outstanding shares, as well as provisions that limit liability or provide indemnification for directors and executive officers. These provisions are discussed in more detail below.

•

Under the Georgia Business Corporation Code, a merger (other than a merger of a subsidiary in which the parent owns at least 90% of each class of outstanding stock), a disposition of all or substantially all of a corporation’s property and a share exchange generally must be approved by a majority of the outstanding shares entitled to vote, unless the articles of incorporation or bylaws requires otherwise. Our articles of incorporation require the affirmative vote of the holders of two-thirds of the issued and outstanding shares of common stock to approve a share exchange, merger, sale, lease, exchange, or other disposition of all or substantially all of the assets of Security Bank Corporation to any other corporation, person or other entity. However, our articles of incorporation permit our board, by a two-thirds vote, to approve a merger or share exchange in which Security Bank Corporation is the surviving entity or the acquiring corporation, without receiving the approval of our shareholders, provided that (i) the articles of incorporation of the surviving corporation will not differ from the articles of incorporation before the merger or share exchange, (ii) each share of Security Bank Corporation outstanding before the merger or share exchange will be an identical outstanding or reacquired share after the merger or share exchange, and (iii) the number and kind of shares outstanding after the merger or share exchange, plus the number and kind of shares issuable as a result thereof, whether by conversion, exercise of rights or warrants or otherwise, will not exceed the total number and kind of shares authorized by our articles of incorporation before the merger or share exchange.

•

Our articles of incorporation provide that, with certain exceptions mandated by the Georgia Business Corporation Code, directors are not liable to us or our shareholders for monetary damages for breach of their fiduciary duty of care.

•

The Georgia Business Corporation Code permits a corporation to indemnify a director if the director seeking indemnification acted in good faith and reasonably believed (i) in the case of conduct in his or her official capacity, that his or her action was in the best interest of the corporation, (ii) in all other cases, that his or her action was not opposed to the best interests of the corporation, and (iii) in the case of any criminal proceedings, that he or she had no reasonable cause to believe his or her conduct was unlawful, provided that indemnification in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding. The Georgia Business Corporation Code prohibits indemnification of a director with respect to conduct for which he or she was adjudged liable on the basis that personal benefit was received by him or her. Our bylaws permit indemnification or reimbursement of our directors, officers, trustees, employees and agents, and their heirs, executors and administrators, to the fullest extent permitted by the Georgia Business Corporation Code. Our bylaws require the approval of a court of competent jurisdiction, the majority of the holders of record of our common stock, or the majority of the board of directors (excluding the votes of any directors subject to the proceeding) for the indemnification of any director, officer, trustee, employee or agent in relation to a proceeding that is the subject of a compromise settlement.

•

Our board of directors is divided into three classes, which are designated as Class I, Class II and Class III. The members of each class are elected for a term of three years and until their successors are elected and qualified. These classes are as nearly equal in number as the then total number of directors constituting the entire board of directors shall permit, with the terms of office of all members of one class expiring each year.

•

Our bylaws provide that the entire board of directors or any individual director may be removed from office with or without cause by the affirmative vote of the holders of a majority of the shares entitled to vote at an election of directors, and further provide for the removal of a director from office by the board of directors if that director is adjudicated as incompetent by a court, if he is convicted of a felony, or if he fails to attend regular meetings of the board of directors for three consecutive meetings without having been excused by the board of directors. Pursuant to the Georgia Business Corporation Code, a vacancy occurring in the board of directors for any reason may be filled by either the shareholders of the corporation or the board of directors. Pursuant to our corporate governance guidelines, directors added to the board of directors to fill vacancies occurring in the board of directors will be nominated for election at the next annual shareholders’ meeting.

•

Special meetings of shareholders may be called at any time by the chief executive officer, chairman of the board, president, or the board of directors. Special meetings of shareholders also may be called at the written request of the holders of 25% or more of our outstanding shares of common stock entitled to vote in an election of director.

DESCRIPTION OF DEPOSITARY SHARES

In this section, we describe the general terms and provisions of the depositary shares that we may offer. This summary does not purport to be exhaustive and is qualified in its entirety by reference to the relevant deposit agreement and depositary receipts with respect to the depositary shares relating to any particular series of depositary shares. The prospectus supplement will describe the specific terms of the depositary shares offered through that prospectus supplement and any general terms outlined in this section that will not apply to those depositary shares.

We may offer depositary shares representing receipts for fractional interests in debt securities or fractional shares of common stock in the form of depositary shares. Each depositary share would represent a fractional interest in a security of a particular series of debt securities or a fraction of a share of common stock, as the case may be, and would be represented by a depositary receipt.

The debt securities or common stock underlying the depositary shares will be deposited under a separate deposit agreement between us and a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50 million, which we refer to in this prospectus as the “depositary.” We will name the depositary in the applicable prospectus supplement. Subject to the terms of the deposit agreement, each owner of a depositary share will be entitled to the applicable fraction of a debt security or share of common stock, as the case may be, represented by the depositary share, including any dividend, voting, redemption, conversion and liquidation rights. If necessary, the prospectus supplement will provide a description of U.S. Federal income tax consequences relating to the purchase and ownership of the series of depositary shares offered by that prospectus supplement.

The depositary shares will be evidenced by depositary receipts issued under the deposit agreement. If you purchase fractional interests in the debt securities or fractional shares of common stock, you will receive depositary receipts as described in the applicable prospectus supplement. While the final depositary receipts are being prepared, we may order the depositary to issue temporary depositary receipts substantially identical to the final depositary receipts although not in final form. The holders of the temporary depositary receipts will be entitled to the same rights as if they held the depositary receipts in final form. Holders of the temporary depositary receipts can exchange them for the final depositary receipts at our expense.

The description in the applicable prospectus supplement and other offering material of any depositary shares we offer will not necessarily be complete and will be qualified in its entirety by reference to the applicable depositary agreement, which will be filed with the SEC if we offer depositary shares. For more information on how you can obtain copies of the applicable depositary agreement if we offer depositary shares, see “Incorporation of Certain Information by Reference” and “Where You can Find More Information.” We urge you to read the applicable depositary agreement and the applicable prospectus supplement and any other offering material in their entirety.

DESCRIPTION OF DEBT SECURITIES

In this section, we describe the general terms and provisions of the debt securities that we may offer. The specific terms of any debt securities will be described in one or more prospectus supplements relating to those debt securities and other offering materials we may provide.

We are a holding company and conduct substantially all of our operations through subsidiaries. As a result, claims of holders of the debt securities will generally have a junior position to claims of creditors of our subsidiaries, except to the extent that we may be recognized as a creditor of those subsidiaries. In addition, our right to participate as a shareholder in any distribution of assets of any subsidiary (and thus the ability of holders of the debt securities to benefit as creditors of the company from such distribution) is junior to creditors of that subsidiary.

We may issue debt securities from time to time in one or more series. We may issue senior or subordinated debt securities under one of two separate indentures, which may be supplemented or amended from time to time. Senior debt securities will be issued under a senior indenture and subordinated debt securities will be issued under a subordinated indenture. The senior debt indenture and the subordinated debt indenture are referred to individually in this prospectus as the “indenture” and collectively as the “indentures.” This prospectus outlines briefly the provisions of the indentures. The particular terms of a series of debt securities and the extent, if any, to which the particular terms of the issue modify the terms of the indenture will be described in the accompanying prospectus supplement relating to such series of debt securities. The indentures are subject to and governed by the Trust Indenture Act of 1939, as amended, and may be supplemented or amended from time to time following their execution.

The indentures contain the full legal text of the matters described in this section. Because this section is a summary, it does not describe every aspect of the debt securities or the indentures. This summary is subject to and is qualified in its entirety by reference to all the provisions of the indentures, including definitions of terms used in the indentures. Your rights are defined by the terms of the indentures, not the summary provided herein. This summary is also subject to and qualified by reference to the description of the particular terms of a particular series of debt securities described in the applicable prospectus supplement or supplements. There may be other provisions that also are important to you.

The debt securities may be denominated and payable in U.S. dollars or foreign currencies. We may also issue debt securities, from time to time, with the principal amount, interest or other amounts payable on any relevant payment date to be determined by reference to one or more currency exchange rates, securities or baskets of securities, commodity prices, indices or any other financial, economic or other measure or instrument, including the occurrence or non-occurrence of any event or circumstance. In addition, we may issue debt securities as part of units issued by us. All references in this prospectus or any prospectus supplement to other amounts will include premiums, if any, other cash amounts payable under the applicable indenture, and the delivery of securities or baskets of securities under the terms of the debt securities. Debt securities may bear interest at a fixed rate, which may be zero, or a floating rate.

Some of the debt securities may be issued as original issue discount debt securities (the “Original Issue Discount Securities”). Original Issue Discount Securities bear no interest or bear interest at below market rates and will be sold at a discount below their stated principal amount. The prospectus supplement relating to an issue of Original Issue Discount Securities will contain information relating to United States federal income tax, accounting, and other special considerations applicable to Original Issue Discount Securities.

Holders may present debt securities for exchange or transfer, in the manner, at the places and subject to the restrictions stated in the debt securities and described in the applicable prospectus supplement and other offering material we may provide. We will provide these services without charge except for any tax or other governmental charge payable in connection with these services and subject to any limitations provided in the applicable indenture pursuant to which such debt securities are issued.

Holders may transfer debt securities in definitive bearer form and the related coupons, if any, by delivery to the transferee. If any of the securities are held in global form, the procedures for transfer of interests in those securities will depend upon the procedures of the depositary for those global securities.

We will generally have no obligation to repurchase, redeem, or change the terms of debt securities upon any event (including a change in control) that might have an adverse effect on our credit quality.

DESCRIPTION OF RIGHTS

In this section, we describe the general terms and provisions of the rights to purchase common stock or other securities that we may offer to our shareholders. Rights may be issued independently or together with any other offered security and may or may not be transferable by the person purchasing or receiving the rights. In connection with any rights offering to our shareholders, we may enter into a standby underwriting or other arrangement with one or more underwriters or other persons pursuant to which such underwriters or other person would purchase any offered securities remaining unsubscribed for after such rights offering. Each series of rights will be issued under a separate rights agent agreement to be entered into between us and a bank or trust company, as rights agent, that we will name in the applicable prospectus supplement. The rights agent will act solely as our agent in connection with the certificates relating to the rights of the series of certificates and will not assume any obligation or relationship of agency or trust for or with any holders of rights certificates or beneficial owners of rights.

The prospectus supplement relating to any rights we offer will include specific terms relating to the offering, including, among others, the date of determining the shareholders entitled to the rights distribution, the aggregated number of rights issued and the aggregate number of shares of common stock purchasable upon exercise of the rights, the exercise price, the conditions to completion of the offering, the date on which the right to exercise the rights will commence and the date on which the right will expire and any applicable U.S. Federal income tax considerations. To the extent that any particular terms of the rights, rights agent agreements or rights certificates described in a prospectus supplement differ from any of the terms described herein, then the terms described herein will be deemed to have been superseded by that prospectus supplement.

Each right would entitle the holder of the rights to purchase for cash the principal amount of shares of common stock or other securities at the exercise price set forth in the applicable prospectus supplement. Rights may be exercised at any time up to the close of business on the expiration date for the rights provided in the applicable prospectus supplement. After the close of business on the expiration date, all unexercised rights would become void and of no further force or effect.

Holders may exercise rights as described in the applicable prospectus supplement. Upon receipt of payment and the rights certificate properly completed and duly executed at the corporate trust office of the rights agent or any other office indicated in the prospectus supplement, we will, as soon as practicable, forward the shares of common stock purchasable upon exercise of the rights. If less than all of the rights issued in any rights offering are exercised, we may offer any unsubscribed securities directly to persons other than shareholders, to or through agents, underwriters or dealers or through a combination of such methods, including pursuant to standby arrangements, as described in the applicable prospectus supplement.

The description in the applicable prospectus supplement and other offering material of any rights we offer will not necessarily be complete and will be qualified in its entirety by reference to the applicable rights agent agreement, which will be filed with the SEC if we offer rights. For more information on how you can obtain copies of the applicable rights agent agreement if we offer rights, see “Incorporation of Certain Information by Reference” and “Where You can Find More Information.” We urge you to read the applicable rights agent agreement and the applicable prospectus supplement and any other offering material in their entirety.

DESCRIPTION OF PURCHASE CONTRACTS

In this section, we describe the general terms and provisions of the purchase contracts that we may offer. The specific terms of any purchase contracts will be described in one or more prospectus supplements relating to those purchase contracts and other offering materials we may provide.

The purchase contracts will represent contracts obligating holders to purchase from or sell to us, and obligating us to purchase from or sell to the holders, a specified or variable number of our debt securities, shares of our common stock, depositary shares, warrants or securities of an entity unaffiliated with us, or any combination of the above, at a future date or dates. The price of the securities or other property subject to the purchase contracts may be fixed at the time the purchase contracts are entered into or may be determined by reference to a specific formula contained in the purchase contracts. Any purchase contract may include anti-dilution provisions to adjust the number of shares to be delivered pursuant to such purchase contract upon the occurrence of certain events. We may issue the purchase contracts in such amounts and in as many distinct series as we wish.

The purchase contracts may be entered into separately or as a part of units consisting of a purchase contract and one or more of our other securities described in this prospectus or securities of third parties, including U.S. Treasury securities, securing the holder’s obligations under the purchase contract. The purchase contracts may require us to make periodic payments to holders of the purchase contracts, or vice versa, and such payments may be unsecured or prefunded and may be paid on a current or on a deferred basis. The purchase contracts may require holders to secure their obligations under those contracts in a manner specified in the applicable prospectus supplement.

The prospectus supplement relating to the purchase contracts we may offer will include specific terms relating to the offering, including, among others, whether the purchase contracts obligate the holder to purchase or sell, or both purchase and sell, our securities and the nature and amount of each of those securities, or the method of determining those amounts; whether the purchase contracts are to be prepaid, settled by delivery or by reference or linkage to the value, performance or level of our securities; any acceleration, cancellation, termination or other provisions relating to the settlement of the purchase contracts; and whether the purchase contracts will be issued in fully registered or global form.

The description in the applicable prospectus supplement and other offering material of any purchase contracts we offer will not necessarily be complete and will be qualified in its entirety by reference to the applicable purchase contract, which will be filed with the SEC if we offer purchase contracts. For more information on how you can obtain copies of the applicable purchase contract if we offer purchase contracts, see “Incorporation of Certain Information by Reference” and “Where You can Find More Information.” We urge you to read the applicable purchase contract and the applicable prospectus supplement and any other offering material in their entirety.

DESCRIPTION OF WARRANTS

In this section, we describe the general terms and provisions of the warrants to purchase common stock or other securities that we may offer. We may issue warrants independently or together with other securities. Warrants sold with other securities may be attached to or separate from the other securities. We will issue warrants, if any, under one or more warrant agreements between us and a warrant agent that we will name in the prospectus supplement.

The prospectus supplement relating to any warrants we offer will include specific terms relating to the offering, including, among others, the aggregate number of warrants offered, the exercise price of the warrants, the dates or periods during which the warrants are exercisable and any other specific terms of the warrants.

The description in the applicable prospectus supplement and other offering material of any warrants we offer will not necessarily be complete and will be qualified in its entirety by reference to the applicable warrant agreement, which will be filed with the SEC if we offer warrants. For more information on how you can obtain copies of the applicable warrant agreement if we offer warrants, see “Incorporation of Certain Information by Reference” and “Where You can Find More Information.” We urge you to read the applicable warrant agreement and the applicable prospectus supplement and any other offering material in their entirety.

DESCRIPTION OF UNITS

In this section, we describe the general terms and provisions of the units that we may offer. We may issue units comprising one or more of the securities described in this prospectus in any combination. Each unit will be issued so that the holder of the unit also is the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security. The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately at any time or at any time before a specified date.

The applicable prospectus supplement relating to the units we may offer will include specific terms relating to the offering, including, among others, the designation and terms of the units and of the securities comprising the units, and whether and under what circumstances those securities may be held or transferred separately; any provision for the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising those units; and whether the units will be issued in fully registered or global form.

The description in the applicable prospectus supplement and other offering material of any units we offer will not necessarily be complete and will be qualified in its entirety by reference to the applicable unit agreement, which will be filed with the SEC if we offer units. For more information on how you can obtain copies of the applicable unit agreement if we offer units, see “Incorporation of Certain Information by Reference” and “Where You can Find More Information.” We urge you to read the applicable unit agreement and the applicable prospectus supplement and any other offering material in their entirety.

PLAN OF DISTRIBUTION

We may sell our securities in any of three ways (or in any combination):

•	through underwriters or dealers;

•	directly to a limited number of purchasers or to a single purchaser; or

•	through agents.

Each time that we use this prospectus to sell our securities, we will also provide a prospectus supplement that contains the specific terms of the offering. We will set forth the terms of the offering of securities in a prospectus supplement, including:

•	the name or names of any underwriters, dealers or agents and the type and amounts of securities underwritten or purchased by each of them;

•	the public offering price of the securities and the proceeds to us and any discounts, commissions or concessions allowed or reallowed or paid to dealers; and

•	any delayed delivery arrangements.

The offer and sale of the securities described in this prospectus by us, the underwriters or the third parties described above may be effected from time to time in one or more transactions, including privately negotiated transactions, either:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to the prevailing market prices; or

•	at negotiated prices.

Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

If underwriters are used in the sale of any securities, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Generally, the underwriters’ obligations to purchase the securities will be subject to certain conditions precedent. The underwriters will be obligated to purchase all of the securities if they purchase any of the securities.

We may sell the securities through agents from time to time. The prospectus supplement will name any agent involved in the offer or sale of our securities and any commissions we pay to them. Generally, any agent will be acting on a best efforts basis for the period of its appointment.

We may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase our securities at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth any commissions or discounts we pay for solicitation of these contracts.

Agents and underwriters may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates in connection with those derivatives then the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of securities. The third party in such sale transactions will be an underwriter and will be identified in the applicable prospectus supplement (or a post-effective amendment).

LEGAL MATTERS

The legality and validity of the securities offered from time to time under this prospectus will be passed upon by Alston & Bird LLP, Atlanta, Georgia.

EXPERTS

The consolidated financial statements as of December 31, 2006 and 2005 and for each of the years in the three-year period ended December 31, 2006 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 have been incorporated herein by reference and in the registration statement in reliance upon the reports of McNair, McLemore, Middlebrooks & Co., LLP, independent registered public accounting firm, and incorporated by reference herein upon the authority of said firm as experts in accounting and auditing.

Subscription Rights to Purchase up to

5,319,148 Shares of Common Stock

PROSPECTUS SUPPLEMENT

February 12, 2008